SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated November 28, 2006

Commission File Number: 0-31376

MILLEA HOLDINGS, INC.

(Translation of Registrant’s name into English)

Tokyo Kaijo Nichido Building Shinkan,

2-1, Marunouchi 1-chome,

Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark whether the Registrant by furnishing

the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

Table of Documents Submitted

Item
1.	Summary of Consolidated Business Results of Millea Holdings, Inc. under Japanese GAAP for the Six Months Ended September 30, 2006

2.	Summary of Non-Consolidated Business Results of Millea Holdings, Inc. under Japanese GAAP for the Six Months Ended September 30, 2006

The information contained herein includes certain forward-looking statements that are based on our current plans, targets, expectations, assumptions, estimates and projections about our businesses and operations. These forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may materially differ from those contained in the forward-looking statements as a result of various factors. For a discussion of the factors which may have a material impact upon our financial condition, results of operation and liquidity, see our annual report on Form 20-F for the fiscal year ended March 31, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KABUSHIKI KAISHA MILLEA HOLDINGS
(Millea Holdings, Inc.)

November 28, 2006	By:	/S/ TAKASHI ITO
Takashi Ito
General Manager,
Corporate Legal Department

Item 1
(English translation)

November 22, 2006

Summary of Consolidated Business Results of Millea Holdings, Inc. under Japanese GAAP for the Six Months Ended September 30, 2006

Company Name: Millea Holdings, Inc.

Securities Code Number: 8766

Stock Exchange Listings: Tokyo and Osaka

Head Office: Tokyo, Japan

Representative: Kunio Ishihara, President

Contact: Kazuyuki Nakano, Corporate Planning Dept. Phone: 03-5223-3213

               Noriaki Tashimo, Corporate Accounting Dept. Phone: 03-6212-3344

Date of the Board of Directors’ Meeting: November 22, 2006

Adoption of generally accepted accounting principles in the United States of America: None

1. Consolidated Business Results for the Six Months ended September 30, 2006

(From April 1, 2006 to September 30, 2006)

All amounts are truncated and all ratios are rounded.

(1) Consolidated Results of Operations	(Yen in millions except per share data and percentages)

	For the six months ended		For the year ended
	September 30, 2006	September 30, 2005	March 31, 2006
Ordinary income	2,071,402	1,581,353	3,399,984
(change from corresponding period of the previous year)	31.0%	13.7%	17.3%
Operating profit	53,138	80,167	136,563
(change from corresponding period of the previous year)	(33.7)%	906.4%	(2.5)%
Net income	19,612	37,929	89,960
(change from corresponding period of the previous year)	(48.3)%	—%	33.1%
Net income per share - Basic (yen)	23.64	22,194.10	52,980.59
Net income per share - Diluted (yen)	23.63	22,192.09	52,973.37

Notes:	1.	Equity in earnings or loss of affiliates:

		For the six months ended September 30, 2006	74 million yen
		For the six months ended September 30, 2005	509 million yen
		For the year ended March 31, 2006	688 million yen

	2.	Average number of shares outstanding:

		For the six months ended September 30, 2006	829,643,209 shares
		For the six months ended September 30, 2005	1,709,002 shares
		For the year ended March 31, 2006	1,697,997 shares

	3.	Change in accounting method:	None

	4.	Percentage figures show increase or decrease in ordinary income, operating profit and net income from the previous period.

	5.	Millea Holdings conducted a stock split of its shares of common stock effective as of September 30, 2006, whereby one share was split into 500 shares.

	6.	Assuming that the stock split had been conducted at the begining of the fiscal year ended March 31, 2006, “Net income per share - Basic” and “Net income per share - Diluted” for the six month ended September 2005, and “Net income per share - Basic” and “Net income per share - Diluted” for the fiscal year ended March 31, 2006 would have been 44.39 yen, 44.38 yen, 105.96 yen and 105.95 yen, respectively.

(2) Consolidated Financial Conditions	(Yen in millions except per share data and percentages)

	For the six months ended		For the year ended
	September 30, 2006	September 30, 2005	March 31, 2006
Total assets	15,228,842	12,689,335	14,260,020
Net Assets	3,053,249	2,699,742	3,209,849
Ratio of net assets to total assets	20.0	21.3	22.5
Net assets per share (yen)	3,650.78	1,588,966.37	1,910,092.71

Notes:	1.	Number of shares issued:

		At September 30, 2006	835,524,524 shares
		At September 30, 2005	1,699,055 shares
		At March 31, 2006	1,680,467 shares

Notes:	2.	Assuming that the stock split had been conducted at the begining of the fiscal year ended March 31, 2006, “Net assets per share” for the six months ended September 30, 2005 and for the fiscal year ended March 31, 2006 would have been 3,177.93 yen and 3,820.19 yen, respectively.

(3) Consolidated Cash Flows	(Yen in millions)

	For the six months ended		For the year ended March 31, 2006
	September 30, 2006	September 30, 2005
Cash flows from operating activities	806,429	452,673	899,584
Cash flows from investing activities	(475,115)	(600,058)	(1,070,703)
Cash flows from financing activities	(101,586)	(33,456)	(45,030)
Cash and cash equivalents at end of six months/year	1,564,720	1,321,916	1,277,127

(4) Scope of Consolidation and Application of the Equity Method

The number of consolidated subsidiaries:	19
The number of non-consolidated subsidiaries accounted for by the equity method:	None
The number of affiliates accounted for by the equity method:	4

(5) Change in the Scope of Consolidation and Application of the Equity Method

Consolidated subsidiaries. Newly included: 3 Excluded: 0
Companies accounted for by the equity method. Newly included: 1 Excluded: 2

2. Consolidated Business Forecast for the Year Ending March 31, 2007

(From April 1, 2006 to March 31, 2007)		(Yen in millions)

Ordinary income	Ordinary profit	Net income
4,293,000	169,000	90,000

Net income per share forecasted for the year ending March 31, 2007: 107.72 yen

Note:	Since the forecast above is based on information available as of the date of publication of this document, the actual result may materially differ due to various factors.

Attachment

The Millea Group

Millea Holdings, Inc. (“Millea Holdings” or the “Company”) was formed in April 2002 as an insurance holding company.

The Millea Group's businesses include its property and casualty insurance business and its life insurance business.

Principal subsidiaries of Millea Holdings are as follows.

Millea Holdings, Inc. (Insurance holding company)

Property and casualty insurance business

Property and casualty insurance business

*Tokio Marine & Nichido Fire Insurance Co., Ltd.

*Nisshin Fire & Marine Insurance Co., Ltd.

*Trans Pacific Insurance Company

*Tokio Marine Global Ltd.

*Tokio Marine Europe Insurance Limited

*Tokio Marine Global Re Limited

*The Tokio Marine and Fire Insurance Company (Singapore) Pte. Limited

*The Tokio Marine and Fire Insurance Company (Hong Kong) Limited

*P. T. Asuransi Tokio Marine Indonesia

*Real Seguros S.A.

*Tokio Marine Brasil Seguradora S.A.

*Tokio Millennium Re Ltd.

#First Insurance Company of Hawaii, Ltd.

#Tianan Insurance Company Limited

#Tokio Marine Newa Insurance Co., Ltd.

Other business

*Tokio Marine Asia Pte. Ltd.

Life insurance business

*Tokio Marine & Nichido Life Insurance Co., Ltd.

*Tokio Marine & Nichido Financial Life Insurance Co., Ltd.

#Real Vida e Previdência S.A.

Other businesses

Securities investment advisory business and investment trusts business

*Tokio Marine Asset Management Company Limited

Derivatives business

*Tokio Marine Financial Solutions Ltd.

Staffing business

*Tokio Marine & Nichido Career Service Co., Ltd.

Real estate management business

*Tokio Marine & Nichido Facilities, Inc.

*.......Consolidated subsidiaries

#.......Affiliates accounted for by the equity method

Management Policies

1. Management policies

In November 2003, Millea Holdings formulated the “Millea Group Corporate Philosophy” to be upheld by all officers and employees of the Group.

“Millea Group Corporate Philosophy”

The Millea Group is committed to the continuous enhancement of corporate value, with customer trust at the base of all of its activities.

-	By providing customers with the highest quality products and services, we will spread safety and security to all around us.

-	For fulfilling our responsibility to shareholders, we will pursue global development of sound, growing and profitable businesses.

-	For promoting the creativity of each and every employee, we will foster a corporate culture which encourages free and open communications.

-	While demonstrating responsible management as a good corporate citizen, we will make a positive contribution to society.

2. Policy on profit distribution

We seek to maintain sufficient solvency to enable us to enjoy sound performance of our insurance business, our core business of the Group, while we seek to increase our enterprise value through investment into businesses. We also seek to improve returns to our shareholders through distribution of dividends as well as repurchasing of our own stock. We determine the amount of dividends based on our average adjusted earnings (see below), taking into consideration the business results and expected future environment surrounding the Company. We will target a dividend payout ratio of 30% based on average adjusted earnings.

In addition to annual dividends, we will introduce interim dividends beginning with the six month period ended September 30, 2006.

3. Policy on reduction in the size of minimum investment unit

In order to broaden investor base through lowering the unit price and facilitate investment activities, we introduced a stock split and a unit share system, by means of which, starting Monday, October 2, 2006, the common stock of the Company is traded in one unit, which consists of 100 shares after a 1-to-500 split.

4. Management objectives

In its medium- to long-term corporate vision, the Millea Group aims to become one of the world’s top-tier insurance groups by expanding what it calls its insurance “business stages”. As part of its medium-term corporate strategy, for fiscal 2008, the Group aims to generate approximately 190 billion yen in adjusted earnings and to achieve an adjusted Return on Equity (“ROE”) ratio of approximately 5%.

(Note) The above targeted ROE and earnings are based on “adjusted earnings”, which are calculated as follows:

•	Adjusted ROE = Adjusted earnings / Adjusted capital (based on the average amount at beginning and end of fiscal year)

•	Adjusted Earnings = Total of adjusted earnings for each business segment described below

(a)	Domestic property and casualty insurance business

Adjusted earnings = Net income + Provision for extraordinary reserves + Provision for reserves for price fluctuation – Gains (losses) from assets under asset liability management – Gains (losses) from stocks and properties – Other extraordinary items

(b)	Life insurance business

Adjusted earnings = Increase in embedded value (sum of value of in-force business and stockholders’ equity of our life insurance subsidiaries)

(c)	Overseas property and casualty insurance business

Net income as shown in financial statements – Corporate expense for overseas operation

(d)	Other businesses

Net income as shown in financial statements

•	Adjusted Capital = Total of adjusted capital of each business segment described below

(a)	Domestic property and casualty insurance business

Adjusted capital = Capital + Extraordinary reserves (net of tax) + Reserves for price fluctuation (net of tax)

(b)	Domestic life insurance business

Adjusted capital = Embedded value

(c)	Overseas insurance business and other businesses

Capital as shown in financial statements

Our target Group ROE in FY2008 was announced in a press release dated November 30, 2005 as part of the medium- to long-term corporate strategy of Millea Holdings.

5. Medium- to long-term business strategies

The Group continues to emphasize the importance of its corporate social responsibilities (hereinafter referred to as “CSR”) as the base of its Group management and will seek to continuously improve the Group’s corporate value by enhancing the value delivered to its various stakeholders, including its customers, through its global CSR activities while achieving mutual sustainable growth together with society as a whole.

The Group intends to assemble its strengths and increase its corporate value through “Strategic Expansion of Business Stages” in the areas of “Products & Services”, “Sales Channels” and “Global Business Span”. The Group will also fundamentally reorganize its business processes to improve its Group-wide operational base.

(1)	Strategic expansion of the Group’s business stages in the areas of “Products & Services”, “Sales Channels” and “Global Business Span”

-	Strategic business expansion of products and services

By taking advantage of its holding company structure, the Group aims to provide products and services that meet the rapidly diversifying customer needs through the development of innovative products, comprehensive product design with a combination of multiple products and services, enhancement of pre-accident prevention and post-accident care services and strengthening of peripheral services.

-	Strategic business expansion of the sales channel

In light of the anticipated changes in the financial services market, including the full liberalization of over-the-counter sales of insurance products at banks and privatization of Japan Post, the Group aims to establish sales channels that meet today’s customer needs, using precise market analysis and judgment.

-	Strategic expansion of regional businesses (global business strategy)

Combining our internal growth to meet the needs particular to each region through careful product design with marketing strategy and strategic options like M&A, equity participations and business alliances, the Group aims to boldly expand its local insurance business.

(2)	Utilization of Group’s collective strength

The Group, by effectively utilizing the allocation function of management resources achieved through the holding company structure, seeks to build an optimal business portfolio with high profitability, growth potential and capital efficiency. Through a Group-wide enhancement of marketing functions, the Group aims to provide products and services that best meet customer needs through various sales channels.

(3)	Improvement of capital efficiency

The Group closely monitors and manages its capital and risks through an integrated risk management system with a quantitative and structured approach. In addition, the Group intends to allocate surplus capital to strategic and new businesses with high profitability and growth potential while also aiming at realizing adequate returns to shareholders, thereby improving the Group’s capital efficiency.

6. Omission to pay certain insurance claims

Millea Group is committed to fulfilling its CSR, embracing “customer trust at the base of all of its activities” and pursuing “strict compliance in all aspects of its business activities”.

We regret, however, that Tokio Marine & Nichido omitted to pay certain insurance claims and received a business improvement order from the Financial Services Agency (“FSA”) in November 2005. Subsequently, as a result of the investigation in accordance with the business improvement plan, Tokio Marine & Nichido found further omissions in insurance payments. Tokio Marine & Nichido has reported these further findings to the FSA and made a public announcement on September 29, 2006. Tokio Marine & Nichido also found inappropriate non-payments for certain claims relating to third sector insurance products, which led to a subsequent report to the FSA and a public announcement on October 31, 2006. We recognize that the occurrence of such problems impairs the trust not only of our customers but also of the overall society. We deeply apologize for the considerable inconvenience these incidents may have caused.

Tokio Marine & Nichido has implemented measures to prevent the recurrence of the problems and to enhance the claims payment system as well as to observe the strict compliance in its business operations. Such measures include, for instance, establishing the Board of Directors’ Quality Improvement Committee headed by the President. (Please see the chart below for details.)

Millea Group understands that the insurance business, which is its core business domain, is of a highly social and public nature. We intend to provide, through the insurance business, “safety and security” to our customers and to make a positive contribution by promoting an enriched and comfortable life and encouraging the progress of society. In order to achieve these goals, Millea Group will continue to pursue strict compliance in all aspects of its business activities, and to devote itself to gaining the full trust of its stakeholders.

Chart: The measures implemented to enhance compliance within the business operations (Tokio Marine & Nichido)

Establishment of the Board of Directors’ Quality Improvement Committee	Aims to enhance compliance in the business operations by addressing management issues cross-departmentally and effectively.

Appointment of a director exclusively in charge of internal auditing	Aims to strengthen internal auditing.

Establishment of Customer Support Section	Aims to receive and analyze customers’ complaints and requests, and to plan and implement measures to prevent recurrence of problems.

Enhancement of the claim payment system (a) External Grievance committee (b) Complaint Response Program (c) Claims Consultation Desk

(a)    Comprised of members unrelated to the company to create a process with higher transparency to review claims payment

(b)    Responds to customers’ request for review regarding the classification of grades in tables of physical disabilities and the determination of liability for payment of insurance claims

(c)    Specialized staff will respond to customers’ inquiries regarding payment of claims

7. Matters regarding a parent company

Not applicable.

Business results and financial condition

1. Business results

(1) Consolidated results of operations for the six months ended September 30, 2006

During the six months ended September 30, 2006, despite a slowdown in the pace of growth in consumer expenditure, the Japanese economy showed moderate growth. This growth is attributable to an expansion of capital investment accompanied with high corporate profits, which is supported by an increase in exports buoyed by underlying favorable foreign economic conditions.

Under these conditions, as a result of our efforts to improve performance centered on the property and casualty and life insurance businesses, our operating results for the six months ended September 30, 2006 were as follows:

Compared to the six months ended September 30, 2005, ordinary income increased by 490 billion yen to 2,071.4 billion yen, the main components of which were 1,924.4 billion yen in underwriting income and 118.9 billion yen in investment income.

Compared to the six months ended September 30, 2005, ordinary expenses increased by 517 billion yen to 2,018.2 billion yen, which mainly comprised of underwriting expenses of 1,785.5 billion yen, investment expenses of 11.2 billion yen, and underwriting and general administrative expenses of 213.1 billion yen.

As a result, ordinary profit decreased by 27 billion yen to 53.1 billion yen. Net income, comprised of ordinary profit plus extraordinary profit minus extraordinary losses, income taxes and deferred income taxes decreased 18.3 billion yen to 19.6 billion yen.

The results from our principal business segments were as follows:

In the property and casualty insurance business, ordinary income increased by 76.1 billion yen to 1,292 billion yen due mainly to an increase in net premiums written and an increase in interest and dividends received.

On the other hand, ordinary expenses increased in the amount of 99.8 billion yen to 1,234.9 billion yen due to an increase in loss reserves for natural disasters. As a result, ordinary profit decreased 23.6 billion yen to 57 billion yen.

In the life insurance business, there was a 405.8 billion yen increase in ordinary income to 762.8 billion yen due mainly to an increase in life insurance premiums, but ordinary expenses increased 407.4 billion yen to 768.6 billion yen owing partly to an increase in the amount set aside for policy reserve. As a result, ordinary loss was 5.7 billion yen.

(2) Consolidated business forecast for the fiscal year ending March 31, 2007

Our consolidated business forecast for the fiscal year ending March 31, 2007 is 4,293 billion yen in ordinary income, 169 billion yen in ordinary profit and 90 billion yen in net income. Our forecast is primarily based on the following assumptions.

- With regard to net premiums written, the forecast is based on our own projection taking into consideration the results of the six months ended September 30, 2006 and of previous years.

- With regard to net claims incurred, we anticipate payment of natural disaster-related claims such as typhoons in the amount of 33 billion yen for Tokio Marine & Nichido and 4.2 billion yen for Nisshin Fire.

- With regard to interest rates, exchange rates and equity market conditions, we assume there will not be significant change from market rates and conditions as of September 30, 2006.

Caveat: Since the forecast above is based on information available as of the date of publication of this document, the actual result may differ due to various factors. Typical examples of such factors are detailed in “3. Risk Factors”.

2. Financial condition

As of September 30, 2006, consolidated total assets were 15,228.8 billion yen. This represents an increase of 968.8 billion yen partly due to an increase in the amount of the assets of consolidated life insurance subsidiaries.

Cash flows for the six months ended September 30, 2006 were as follows. Net cash from operating activities was 806.4 billion yen, an increase of 353.7 billion yen compared to the six months ended September 30, 2005, mainly due to an increase in net premiums written and life insurance premiums. Net cash used in investing activities increased 124.9 billion yen to 475.1 billion yen mainly as a result of an increase in sales and redemptions of monetary receivables bought. Due largely to an increase in the number of our own share repurchased, net cash used in financing activities decreased 68.1 billion yen to 101.5 billion yen.

As a result, the amount of cash and cash equivalents as of September 30, 2006 was 1,564.7 billion yen, an increase of 287.5 billion yen from March 31, 2006.

The equity ratios and market-value basis equity ratios are shown below.

(%)

	Six months ended September 30, 2006	Six months ended September 30, 2005	Six months ended September 30, 2004	Fiscal year ended March 31, 2006	Fiscal year ended March 31, 2005
Equity ratios	20.0	21.3	19.6	22.5	19.8
Market-value basis equity ratios	22.6	24.4	22.4	27.5	23.1

Note 1.	The “equity ratio” is defined by “stockholders’ equity” / “total assets” x 100.

Note 2.	The “market-value basis equity ratio” is defined by “market capitalization” / “total assets” x 100.

Note 3.	As the Group’s main business is insurance, the following items are not stated: “interest coverage ratio” and “term of debt retirement.”

3. Risk factors

In this section, major risk factors related to the business of the Millea Group are described, which may materially affect investment decisions and which may be important for the understanding of the Group’s business. Millea Group strives to prevent the occurrences or adverse situations and to respond to such situations when necessary. Please note that this section contains forward-looking statements that involve risks and uncertainties. Those statements are based on the information available as of the date of publication of this document.

(1)	A decline in the Japanese stock market may adversely affect our results of operations and financial condition.

We invest our policyholders’ premiums in a portfolio of marketable assets, including Japanese stocks, partly in order to maintain a medium- to long-term relationships with our customers. We may incur losses on our equity securities portfolio if the Japanese stock market experiences declines. A significant decrease in the market value of these equity securities could have a negative impact on our financial condition and results of operations.

(2)	Fluctuations in interest rates may adversely affect our results of operations.

We are subject to interest rate risk due to our investments in fixed income instruments, loan receivable as well as derivatives. An increase in interest rates decreases the value of our fixed income portfolio and thereby adversely affects our financial condition.

However, even though the current value of our fixed income portfolios and derivatives positions would decrease with an increase in interest rates, such decrease would be expected to be more than offset by a decrease in the value of our deposit-type insurance and long-term insurance liabilities. To evaluate our profitability as a whole, it is advisable to consider not only the gains and losses from investments but also the aggregate market value of our liabilities.

(3)	Defaults in our fixed income and loan portfolios may adversely affect our results of operations and financial condition.

Issuers of fixed income instruments and loan borrowers may default on principal and interest payments with respect to fixed income instruments and loans we hold. A continuation of, or an increase in, defaults may require us to record losses on our fixed income and loan portfolios and may adversely affect our results of operations and financial condition.

(4)	Our foreign assets and liabilities are exposed to foreign currency fluctuations.

We are holding assets and liabilities denominated in foreign currencies such as the U.S. dollar, the euro and the pound sterling. A decrease in the fair value of assets or an increase in the fair value of liabilities as a result of foreign currency fluctuations could adversely affect our financial position. Fluctuations in foreign exchange rates also create foreign currency translation gains or losses.

(5)	Japan is prone to natural disasters that can result in substantial claims under insurance policies.

Japan is subject to earthquakes, typhoons, windstorms, volcanic eruptions and other types of natural disasters. In order to mitigate the effect of disasters, we set our premium rates at levels which we believe are adequate to accommodate the effect of disasters and cede certain of the relevant risks to reinsurers under reinsurance policies. However, the occurrence of a natural disaster the severity of which we did not predict could significantly affect our financial position and results of operations.

In addition, although we have implemented a contingency plan in case of natural disasters in order to prevent operational interruption, the occurrence of huge natural disaster may still impede our smooth operation and may adversely affect our financial position and results of operations.

(6)	We may be required to augment our reserves in case of unforeseen losses.

Disasters such as typhoons and earthquakes that affect broad areas could result in an unexpected increase of claims for loss under insurance policies and increase our demand for liquidity. As a result, we may be forced to raise capital at a higher interest rate or sell assets at a lower price than we otherwise would, which could adversely affect our financial condition.

(7)	If the actual experience on our products differs from management’s estimates, our business, results of operations and financial condition could be materially adversely affected.

The determination of liabilities and premiums for our property and casualty insurance, life insurance and annuity businesses is based on models which involve numerous assumptions and subjective judgments. There can be no assurance that ultimate actual experience on these products will not differ from management’s estimates. In particular, experience on automobile insurance which could require large insurance payments, fire insurance that covers losses arising from natural disasters, third-sector insurance with lifetime-long contractual periods and variable annuities that are affected by fluctuations of stock prices are inherently difficult to estimate. If the actual experience differs from management’s estimates, our business, results of operations and financial condition could be materially adversely affected.

(8)	We are subject to risks associated with reinsurance.

An insurance company, referred to as a reinsured, reduces its possible maximum loss on risks by giving, or ceding, a portion of its liability to another insurance company, referred to as a reinsurer. Like many other non-life insurance companies, Tokio Marine & Nichido and Nisshin Fire uses reinsurance to provide greater capacity to write larger policies and to control its exposure to extraordinary losses or catastrophes. Reinsurance is subject to prevailing market conditions, both in terms of price, which could affect our profitability, and in terms of availability, which could affect our ability to offer insurance. In addition, we are subject to credit risk with respect to our ability to recover amounts due from our reinsurers.

Tokio Marine & Nichido Life and Tokio Marine & Nichido Financial Life use reinsurance as well, and these life insurance companies are also subject to risks similar to those described above.

(9)	We may not succeed in executing our growth strategies outside of Japan.

Our strategy includes expanding our businesses in markets outside of Japan. Each of the following additional factors, among others, could affect our future international operations:

•	The impact of economic slowdown or currency crises in economies outside Japan;

•	Unexpected changes in or delays resulting from regulatory requirements;

•	Exchange controls;

•	Restrictions on foreign investment or the repatriation of profits or invested capital;

•	Changes in the tax system or rate of taxation;

•	Social, political and economic risks;

•	Natural disasters; and

•	Unexpected spread of contagious diseases.

(10)	We may not succeed in executing our growth strategies in other businesses.

We intend to develop other businesses, such as asset management, health care and senior citizen related businesses. In addition, we may be required to make significant investments, and devote substantial management and other resources, in order to expand these businesses. If we are unable to compete successfully in these businesses, our results of operations and financial condition may be adversely affected.

(11)	Deregulation, consolidation and the entry of new competitors has intensified competition in the Japanese insurance industry.

Since the major amendment of the Insurance Business Law of Japan in 1996, deregulation has been underway and, as a result, Millea Group is now facing intensified competition in the non-life insurance sector. Among others, the following factors contribute the competition:

•	Mutual entry of life- and non-life insurance companies;

•	New entry of foreign insurance companies with global operations as well as companies that have traditionally been engaged in non-insurance business activities; and

•	Price competition resulting from the liberalization of insurance premium rates.

In the process of further deregulation, including the total lifting of the ban on sales of insurance products by banks and the privatization of Japan Post, our profitability could be adversely affected by increasing competition in respect of products and services in the market.

(12)	Changes in existing, or new, Japanese regulations may materially impact our business, results of operations and financial condition.

Our business is subject to detailed, comprehensive regulation and supervision in Japan, including the Insurance Business Law of Japan. Changes in existing, or new, laws and regulations are unpredictable and beyond our control and may materially impact our business, results of operations and financial condition, through adverse development, including a decrease of operating income or higher requirements for insurance reserves.

(13)	Our financial results may materially adversely affected by unpredictable events.

Our business, result of operations and financial condition may be materially adversely affected by unpredictable events and their continuous effects. Unpredictable events include single or multiple man-made or natural events that, among other things, cause unexpectedly deterioration of economic conditions of certain countries or regions, such as the terrorist attacks on the United States on September 11, 2001, or the outbreak of Severe Acute Respiratory Syndrome, or SARS, or of the bird flu, in Asia in recent years.

(14)	Business interruptions, human factors or external events may adversely affect our financial results.

Operational risk is inherent in our business and can manifest itself in various ways, including business interruptions, regulatory breaches, human errors, employee misconduct, external fraud, and receiving administrative disposition relating to the foregoings. These events can potentially result in financial loss or harm to our reputation, or otherwise hinder our operational effectiveness.

(15)	Unauthorized disclosure of personal information held by us may adversely affect our business.

We keep and manage personal information obtained from customers in relation to our insurance business. Although we exercise care in protecting the confidentiality of personal information and take steps to ensure security of such information, if any material unauthorized disclosure of personal information does occur, our credibility and brand image may suffer. In addition, we may have to provide compensation for economic loss arising out of a failure to protect such information, thereby materially adversely affecting our results of operations and financial condition.

(16)	System failures may adversely affect our reputation, operations and financial condition.

System failure risk is inherent in our operations, which rely heavily on computer and other information systems. System failures due to unexpected events, the wrongful use of these systems due to deficient or defective security measures or failures due to deficient or defective development or operation of information systems could result in adverse effects on our operations, increased direct or indirect costs due to recovery operations as well as impaired reputation and credibility due to press coverage of such failures. We seek to manage and minimize our system failure risk and have implemented a contingency plan that would allow us to continue our operations in the event of a system failure. However, if such risk management or contingency plan is deficient or ineffective, our operations and financial condition could be materially adversely affected.

Summary of Consolidated Business Results for the Six Months Ended September 30, 2006

	(Yen in millions, except percentages)

Period Item	Six months ended September 30, 2006	Six months ended September 30, 2005	Increase/ Decrease	% of net change
Ordinary income and expenses:
Underwriting income	1,924,417	1,417,202	507,215	35.8
Net premiums written	1,044,869	975,091	69,778	7.2
Investment deposits funded	116,891	118,101	(1,210)	(1.0)
Life insurance premiums	728,140	290,089	438,050	151.0
Underwriting expenses	1,785,512	1,301,322	484,190	37.2
Net claims paid	565,787	534,261	31,525	5.9
Loss adjustment expenses	37,794	36,550	1,243	3.4
Agency commissions and brokerage	208,677	174,866	33,810	19.3
Maturity refunds to policyholders	125,365	158,440	(33,074)	(20.9)
Life insurance claims	22,904	17,071	5,833	34.2
Investment income	118,942	149,062	(30,119)	(20.2)
Interest and dividend income	109,568	87,382	22,186	25.4
Profit on sale of securities	15,976	34,331	(18,354)	(53.5)
Investment expenses	11,269	7,262	4,007	55.2
Losses on sale of securities	3,336	2,022	1,314	65.0
Devaluation losses on securities	5,205	4,030	1,174	29.1
Underwriting and general administrative expenses	213,115	187,653	25,462	13.6
Other ordinary income and expenses	19,676	10,141	9,535	94.0
Equity in earnings (losses) of affiliated companies	74	509	(435)	(85.4)
Ordinary profit	53,138	80,167	(27,029)	(33.7)

Extraordinary income and losses:
Extraordinary income	1,575	2,318	(742)	(32.0)
Extraordinary losses	19,923	22,311	(2,388)	(10.7)
Extraordinary income and losses	(18,347)	(19,993)	1,645	—

Income before income taxes	34,791	60,174	(25,383)	(42.2)
Income taxes - current	43,672	43,751	(78)	(0.2)
Income taxes - deferred	(28,642)	(21,675)	(6,967)	—
Minority interest	147	168	(20)	(12.4)
Net income	19,612	37,929	(18,316)	(48.3)

Consolidated Premiums and Claims Paid by Line for the Six Months Ended September 30, 2006

Net premiums written

	(Yen in millions, %)

	For the six months ended September 30, 2006		For the six months ended September 30, 2005		% of net change ((A)-(B))/(B)
	Amount (A)	Ratio	Amount (B)	Ratio
Fire and allied lines	162,241	15.5	137,345	14.1	18.1
Hull and cargo	42,603	4.1	38,539	4.0	10.5
Personal accident	85,745	8.2	83,695	8.6	2.4
Voluntary automobile	464,558	44.5	430,499	44.1	7.9
Compulsory automobile liability	158,552	15.2	161,351	16.5	(1.7)
Other	131,168	12.6	123,659	12.7	6.1

Total	1,044,869	100.0	975,091	100.0	7.2

Net claims paid

	(Yen in millions, %)

	For the six months ended September 30, 2006		For the six months ended September 30, 2005		% of net change ((A)-(B))/(B)
	Amount (A)	Ratio	Amount (B)	Ratio
Fire and allied lines	53,140	9.4	60,471	11.3	(12.1)
Hull and cargo	21,145	3.7	17,181	3.2	23.1
Personal accident	32,990	5.8	31,370	5.9	5.2
Voluntary automobile	273,714	48.4	253,524	47.5	8.0
Compulsory automobile liability	115,203	20.4	109,051	20.4	5.6
Other	69,593	12.3	62,661	11.7	11.1

Total	565,787	100.0	534,261	100.0	5.9

Direct premiums written including deposit premiums from policyholders

	(Yen in millions, %)

	For the six months ended September 30, 2006		For the six months ended September 30, 2005		% of net change ((A)-(B))/(B)
	Amount (A)	Ratio	Amount (B)	Ratio
Fire and allied lines	177,029	15.2	168,131	15.5	5.3
Hull and cargo	46,346	4.0	41,265	3.8	12.3
Personal accident	179,037	15.4	177,699	16.4	0.8
Voluntary automobile	468,693	40.3	432,601	39.8	8.3
Compulsory automobile liability	146,553	12.6	145,265	13.4	0.9
Other	144,412	12.4	121,630	11.2	18.7

Total	1,162,071	100.0	1,086,593	100.0	6.9
Deposit premiums from policyholders	116,891	10.1	118,101	10.9	(1.0)

Note 1.	Numbers are after elimination of inter-segment transactions. The numbers before elimination of inter-segment transactions are as follows. For the six months ended September 30, 2006; net premiums written 1,044,900 million yen, net claims paid 565,794 million yen, direct premiums written 1,162,102 million yen. For the six months ended September 30, 2005; net premiums written 975,117 million yen, net claims paid 534,261 million yen, direct premiums written 1,086,619 million yen.

Note 2.	“Direct premiums written including deposit premiums from policyholders” are direct premiums after deduction of cancellation return and other return. ( includes deposit premiums from policyholders)

Consolidated Interim Financial Statements

Consolidated Interim Balance Sheets

(Yen in millions except percentages)

	As of September 30, 2006		As of September 30, 2005		As of March 31, 2006
	Amount	Ratio	Amount	Ratio	Amount	Ratio
		%		%		%
Assets
Cash, deposits and savings	568,430	3.73	356,827	2.81	520,757	3.65
Call loans	116,781	0.77	69,600	0.55	75,944	0.53
Receivables under resale agreement	44,967	0.30	—	—	—	—
Receivables under securities borrowing transactions	124,279	0.82	52,357	0.41	118,738	0.83
Monetary receivables bought	1,125,568	7.39	655,483	5.17	744,533	5.22
Money trust	89,269	0.59	100,360	0.79	100,455	0.70
Securities	11,246,781	73.85	9,756,818	76.89	10,983,982	77.03
Loans	620,760	4.08	512,452	4.04	523,379	3.67
Property and equipment	—	—	320,452	2.53	312,950	2.19
Tangible fixed assets	339,211	2.23	—	—	—	—
Intangible fixed assets	22,841	0.15	—	—	—	—
Other assets	812,858	5.34	760,532	5.99	766,273	5.37
Deferred tax assets	47,566	0.31	29,792	0.23	32,433	0.23
Consolidated adjustment account	—	—	27,839	0.22	24,532	0.17
Customers’ liabilities under acceptances and guarantees	86,039	0.56	66,333	0.52	73,775	0.52
Reserve for bad debts	(16,514)	(0.11)	(19,515)	(0.15)	(17,736)	(0.12)

Total assets	15,228,842	100.00	12,689,335	100.00	14,260,020	100.00

Liabilities
Underwriting funds	9,672,781	63.52	7,919,167	62.41	8,472,567	59.41
Outstanding claims	974,903		818,258		873,834
Underwriting reserves	8,697,877		7,100,909		7,598,733
Bonds issued	274,172	1.80	219,905	1.73	247,478	1.74
Other liabilities	1,117,245	7.34	926,586	7.30	1,158,783	8.13
Reserve for retirement benefits	150,878	0.99	186,046	1.47	152,982	1.07
Reserve for employees’ bonuses	24,126	0.16	22,421	0.18	18,469	0.13
Reserve under the special law	108,216	0.71	90,868	0.72	99,147	0.70
Reserve for price fluctuation	108,216		90,868		99,147
Deferred tax liabilities	595,807	3.91	417,112	3.29	691,166	4.85
Consolidated adjustment account	—	—	139,304	1.10	135,314	0.95
Negative goodwill	146,324	0.96	—	—	—	—
Acceptances and guarantees	86,039	0.56	66,333	0.52	73,775	0.52

Total liabilities	12,175,593	79.95	9,987,746	78.71	11,049,686	77.49

Minority interests	—	—	1,847	0.01	484	0.00

Stockholders’ equity
Common stock	—	—	150,000	1.18	150,000	1.05
Additional paid-in capital	—	—	126,525	1.00	56,409	0.40
Retained earnings	—	—	939,035	7.40	990,712	6.95
Unrealized gains on securities, net of taxes	—	—	1,544,778	12.17	2,030,347	14.24
Foreign currency translation adjustments	—	—	(17,493)	(0.14)	(6,080)	(0.04)
Treasury stock	—	—	(43,104)	(0.34)	(11,539)	(0.08)

Total stockholders’ equity	—	—	2,699,742	21.28	3,209,849	22.51

Total liabilities, minority interests and stockholders’ equity	—	—	12,689,335	100.00	14,260,020	100.00

Net assets
Stockholders’ equity
Common stock	150,000	0.98	—	—	—	—
Capital surplus	59,278	0.39	—	—	—	—
Retained earnings	984,758	6.47	—	—	—	—
Treasury stock	(33,146)	(0.22)	—	—	—	—
Total stockholders’ equity	1,160,891	7.62	—	—	—	—
Valuation and translation adjustments
Unrealized gains on securities, net of taxes	1,886,648	12.39	—	—	—	—
Deferred hedge gains and losses	9,907	0.07	—	—	—	—
Foreign currency translation adjustments	(7,131)	(0.05)	—	—	—	—
Total valuation and translation adjustments	1,899,424	12.41	—	—	—	—
Stock acquisition rights	118	0.00	—	—	—	—
Minority interests	2,814	0.02	—	—	—	—

Total net assets	3,053,249	20.05	—	—	—	—

Total liabilities and net assets	15,228,842	100.00	—	—	—	—

Consolidated Interim Statements of Income

(Yen in millions except percentages)

	For the six months ended September 30, 2006		For the six months ended September 30, 2005		For the year ended March 31, 2006
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Ordinary income and expenses
Ordinary income	2,071,402	100.00	1,581,353	100.00	3,399,984	100.00
Underwriting income	1,924,417	92.90	1,417,202	89.62	3,041,271	89.45
Net premiums written	1,044,869		975,091		1,978,664
Deposit premiums from policyholders	116,891		118,101		225,090
Investment income on deposit premiums from policyholders	34,081		33,270		67,781
Life insurance premiums	728,140		290,089		766,813
Investment income	118,942	5.74	149,062	9.43	326,446	9.60
Interest and dividends received	109,568		87,382		179,604
Profit on investment in money trust	138		5,029		10,221
Profit on trading securities	1,163		113		1,694
Profit on sales of securities	15,976		34,331		71,738
Profit on redemption of securities	2,069		955		3,655
Profit on derivative transactions	11,529		8,471		11,451
Profit on special accounts	5,500		33,013		89,634
Transfer of investment income on deposit premiums	(34,081)		(33,270)		(67,781)
Other ordinary income	28,042	1.35	15,088	0.95	32,266	0.95
Amortization of goodwill	—		2,474		3,389
Amortization of negative goodwill	4,429		—		—
Equity in earnings of affiliates	74		509		688
Ordinary expenses	2,018,264	97.43	1,501,185	94.93	3,263,421	95.98
Underwriting expenses	1,785,512	86.20	1,301,322	82.29	2,859,455	84.10
Net claims paid	565,787		534,261		1,117,437
Loss adjustment expenses	37,794		36,550		71,884
Agency commissions and brokerage	208,677		174,866		369,361
Maturity refunds to policyholders	125,365		158,440		330,528
Dividends to policyholders	9		11		22
Life insurance claims	22,904		17,071		40,119
Provision for outstanding claims	54,699		6,991		59,146
Provision for underwriting reserves	769,643		372,596		869,489
Investment expenses	11,269	0.54	7,262	0.46	15,229	0.45
Loss on investment in money trust	1,468		434		1,353
Loss on sales of securities	3,336		2,022		8,634
Loss on revaluation of securities	5,205		4,030		3,815
Loss on redemption of securities	480		390		655
Underwriting and general administrative expenses	213,115	10.29	187,653	11.87	378,502	11.13
Other ordinary expenses	8,366	0.40	4,947	0.31	10,234	0.30
Interest paid	3,902		1,276		3,283
Provision for allowance of bad debts	—		1,091		1,055
Loss on bad debts	0		3		48
Amortization of deferred assets under Article 133 of Insurance Business Law	—		293		587

Ordinary profit	53,138	2.57	80,167	5.07	136,563	4.02

Extraordinary gains and losses
Extraordinary gains	1,575	0.08	2,318	0.15	41,329	1.22
Gain on sales of properties	—		2,318		3,588
Gain on sales of fixed assets	488		—		—
Gain on the transfer of benefit obligations relating to the employees’ pension fund	—		—		37,270
Gain on change in the shareholding of subsidiaries	98		—		471
Other extraordinary income	988		—		—
Extraordinary losses	19,923	0.96	22,311	1.41	37,881	1.11
Loss on sales of properties	—		1,058		2,010
Loss on sales of fixed assets	1,543		—		—
Loss on impairment of fixed assets	2,863		10,764		12,126
Provision for reserve under the special law	5,598		8,037		16,316
Provision for reserve for price fluctuation	5,598		8,037		16,316
Other extraordinary losses	9,918		2,451		7,427

Income or loss before income taxes	34,791	1.68	60,174	3.81	140,012	4.12
Income taxes - current	43,672	2.11	43,751	2.77	72,424	2.13
Income taxes - deferred	(28,642)	(1.38)	(21,675)	(1.37)	(22,929)	(0.67)
Minority interests	147	0.01	168	0.01	555	0.02

Net income	19,612	0.95	37,929	2.40	89,960	2.65

Consolidated Interim Statements of Additional Paid-in Capital and Retained Earnings

(Yen in millions)

	For the six months ended September 30, 2005	For the year ended March 31, 2006
Additional paid-in capital:
Additional paid-in capital at beginning of period	126,527	126,527
Increase in Additional paid-in capital	—	0
Profit on sales of treasury stocks	—	0
Decrease in Additional paid-in capital	2	70,118
Aggregate purchase price of shares to be cancelled	—	70,118
Loss on sales of treasury stocks	2	—

Additional paid-in capital at end of period	126,525	56,409

Retained earnings:
Retained earnings at beginning of period	920,112	920,112
Increase in Retained earnings	37,993	90,024
Net income	37,929	89,960
Increase in connection with newly consolidated subsidiaries	63	63
Decrease in Retained earnings	19,070	19,424
Dividends	18,918	18,918
Other decreases	152	505

Retained earnings at end of period	939,035	990,712

Notes:	“Other decreases” include valuation differences in assets in accordance with accounting standards of foreign countries where consolidated subsidiaries or affiliates accounted for by the equity method are located.

Consolidated Interim Statement of Changes in Stockholders’ Equity

(Yen in millions)

Six months ended September 30, 2006	Stockholders’ equity					Valuation and translation adjustments			Stock acquisition rights	Minority interests	Total net assets
	Common stock	Capital surplus	Retained earnings	Treasury stock	Total stockholders’ equity	Unrealized gains on securities, net of tax	Deferred hedge gains and losses	Foreign currency translation adjustments
Beginning balance as of March 31, 2006	150,000	56,409	990,712	(11,539)	1,185,582	2,030,347	—	(6,080)	—	484	3,210,333

Changes during the six months
Distribution of surplus (Note 1)			(25,207)		(25,207)						(25,207)
Net income			19,612		19,612						19,612
Decrease in connection with newly consolidated subsidiaries			(713)		(713)						(713)
Other increase (Note 2)			353		353						353
Repurchase of the Company’s own shares				(100,997)	(100,997)						(100,997)
Disposition of the Company’s own shares		(124)		194	70						70
Share exchange (Note 3)		2,994		79,196	82,190						82,190
Net changes in items other than stockholders’ equity						(143,698)	9,907	(1,050)	118	2,329	(132,393)

Total changes during the six months	—	2,869	(5,954)	(21,606)	(24,690)	(143,698)	9,907	(1,050)	118	2,329	(157,083)

Ending balance as of September 30, 2006	150,000	59,278	984,758	(33,146)	1,160,891	1,886,648	9,907	(7,131)	118	2,814	3,053,249

Notes:

1.	The transaction was entered into in connection with the corporate separation and transfer of business management functions with respect to Nisshin Fire from Tokio Marine & Nichido.

2.	Appropriation of profit approved at the ordinary general meeting of shareholders held in June 2006.

3.	The transaction was entered into in connection with the share exchange to make Nissin Fire a wholly-owned subsidiary of the Company.

Consolidated Interim Statements of Cash Flows

	(Yen in millions)

	For the six months ended September 30, 2006	For the six months ended September 30, 2005	For the year ended March 31, 2006
I. Cash flows from operating activities:
Income before income taxes	34,791	60,174	140,012
Depreciation	8,543	8,776	18,230
Loss on impairment of fixed assets	2,863	10,764	12,126
Amortization of goodwill	—	(2,474)	(3,389)
Amortization of goodwill	3,307	—	—
Amortization of negative goodwill	(4,429)	—	—
Increase (decrease) in outstanding claims	55,254	7,063	59,300
Increase (decrease) in underwriting reserves	763,582	370,718	866,147
Increase (decrease) in reserve for bad debts	(2,130)	189	(1,651)
Increase (decrease) in reserve for retirement benefits	(3,515)	507	4,713
Increase (decrease) in reserve for employees’ bonuses	4,834	3,466	(505)
Increase (decrease) in reserve for price fluctuation	5,598	8,037	16,316
Interest and dividend income	(109,568)	(87,382)	(179,604)
Net loss (profit) on investment securities	(9,810)	(29,246)	(64,480)
Interest expenses	3,902	1,276	3,283
Loss (gain) on foreign exchange	(1,777)	(10,178)	(17,508)
Loss (profit) related to properties	—	(1,259)	(1,020)
Loss (profit) related to tangible fixed assets	1,054	—	—
Gain on the transfer of benefit obligations relating to the employees’ pension fund	—	—	(37,270)
Investment loss (income) under the equity method	(74)	(509)	(688)
Loss (profit) on investment in special account	(5,500)	(33,013)	(89,634)
Decrease (increase) in other assets (other than investing and financing activities)	23,294	89,680	89,295
Increase (decrease) in other liabilities (other than investing and financing activities)	(8,088)	(14,676)	(20,480)
Others	2,038	(3,403)	(8,226)
Sub-total	764,170	378,510	784,964
Interest and dividends received	97,098	84,671	170,906
Interest paid	(2,688)	(1,036)	(3,085)
Income taxes paid (refunded)	(53,010)	(10,050)	(56,503)
Others	859	578	3,301
Net cash provided by operating activities	806,429	452,673	899,584

II. Cash flows from investing activities:
Net increase (decrease) in deposit and savings	(29,115)	(17,702)	(10,923)
Purchases of monetary receivables bought	(88,293)	(106,629)	(281,013)
Proceeds from sales and redemption of monetary receivables bought	212,873	98,799	115,276
Increase in money trust	(5,577)	(53,398)	(68,557)
Decrease in money trust	15,432	32,614	51,952
Purchases of investment securities	(2,229,782)	(1,455,477)	(2,980,969)
Proceeds from sales and redemption of securities	1,768,953	1,002,829	2,042,821
Loans made	(150,323)	(120,414)	(248,910)
Proceeds from collection of loans receivable	114,737	119,384	236,038
Increase in cash received under securities lending transactions	(81,863)	(55,607)	119,958
Others	(93)	(61)	(197)
Subtotal (II(a))	(473,052)	(555,664)	(1,024,524)
Subtotal (I+II(a))	333,376	(102,990)	(124,940)
Purchases of property and equipment	—	(5,534)	(10,643)
Purchases of tangible fixed assets	(5,031)	—	—
Proceeds from sales of property and equipment	—	7,102	10,539
Proceeds from sales of tangible fixed assets	2,969	—	—
Payments related to acquisition of newly consolidated subsidiaries’ stock	—	(45,962)	(46,075)
Net cash provided by (used in) investing activities	(475,115)	(600,058)	(1,070,703)

III. Cash flows from financing activities:
Proceeds from borrowing	4,000	29,000	33,500
Payments of borrowing	(2,005)	(2,553)	(4,558)
Proceeds from issuance of bond	34,758	41,811	93,123
Redemption of bond	(10,142)	(49,408)	(73,528)
Acquisition of the Company’s own shares	(100,997)	(32,346)	(70,898)
Dividends paid	(25,153)	(18,897)	(18,917)
Dividends paid by subsidiaries to minority shareholders	(11)	(9)	(57)
Repurchase and cancellation of treasury stock of a subsidiary	—	—	(1,505)
Others	(2,035)	(1,052)	(2,187)
Net cash provided by financing activities	(101,586)	(33,456)	(45,030)

IV. Effect of exchange rate changes on cash and cash equivalents	(392)	1,958	(7,522)

V. Net increase (decrease) in cash and cash equivalents	229,335	(178,883)	(223,672)

VI. Cash and cash equivalents at beginning of period	1,277,127	1,476,879	1,476,879

VII. Net increase in cash and cash equivalents due to newly consolidated subsidiaries	58,257	23,920	23,920

VIII. Cash and cash equivalents at end of period	1,564,720	1,321,916	1,277,127

Basis of consolidated interim financial statements

1. Scope of consolidation

(1)	Number of consolidated subsidiaries – 19 companies

Tokio Marine & Nichido Fire Insurance Co., Ltd. (“Tokio Marine & Nichido”)

Nisshin Fire & Marine Insurance Co., Ltd. (“Nisshin Fire”)

Tokio Marine & Nichido Life Insurance Co., Ltd. (“Tokio Marine & Nichido Life”)

Tokio Marine & Nichido Financial Life Insurance Co., Ltd. (“Tokio Marine & Nichido Financial Life”)

Tokio Marine Asset Management Company, Limited

Tokio Marine & Nichido Career Service Co., Ltd.

Tokio Marine & Nichido Facilities, Inc.

Trans Pacific Insurance Company

Tokio Marine Global Ltd.

Tokio Marine Europe Insurance Limited

Tokio Marine Global Re Limited

Tokio Marine Asia Pte. Ltd.

The Tokio Marine and Fire Insurance Company (Singapore) Pte. Limited

The Tokio Marine and Fire Insurance Company (Hong Kong) Limited

P. T. Asuransi Tokio Marine Indonesia

Real Seguros S.A.

Tokio Marine Brasil Seguradora S.A.

Tokio Millennium Re Ltd.

Tokio Marine Financial Solutions Ltd.

Nisshin Fire, formerly an affiliate accounted for by the equity method, is included in the consolidation for the six months ended September 30, 2006 due to it having become our wholly-owned subsidiary by share exchange effective on September 30, 2006. Tokio Marine & Nichido Facilities, Inc. and P. T. Asuransi Tokio Marine Indonesia are included in the consolidation for the six months ended September 30, 2006 due to an increase of importance.

Millea Asia Pte. Ltd. was renamed Tokio Marine Asia Pte. Ltd. during the six months ended September 30, 2006.

(2)	Names of major non-consolidated subsidiaries

Tokio Marine & Nichido Adjusting Service Co., Ltd. and Tokio Marine Capital Co., Ltd. are included in the Millea Holdings’ non-consolidated subsidiaries. Each non-consolidated subsidiary is small in scale in terms of its total assets, sales, net income or loss for the period, and retained earnings. As such non-consolidated subsidiaries are not considered to materially affect any reasonable determination as to the Group’s financial condition and results of operations, these companies are excluded from the consolidation.

2. Application of the equity method

(1)	Number of affiliates accounted for by the equity method - 4

First Insurance Company of Hawaii, Ltd.

Tianan Insurance Company Limited

Tokio Marine Newa Insurance Co., Ltd.

Real Vida e Previdência S.A.

Tokio Marine Newa Insurance Co., Ltd. is accounted for by the equity method for the six months ended September 30, 2006 due to an increase of importance.

Sudameris Vida e Previdência S.A. (interim balance sheet date: June 30) is excluded from the affiliates accounted for by the equity method since it was merged into Real Vida e Previdência S.A. effective as of September 28, 2006.

(2)	The non-consolidated subsidiaries (Tokio Marine & Nichido Adjusting Service Co., Ltd., Tokio Marine Capital Co., Ltd., etc.) and other affiliates (Sino Life Insurance Co., Ltd., etc.), which are not subject to the equity method, have not been accounted for by the equity method as such companies have a minor effect on the Company’s consolidated net income or loss for the current period and retained earnings, and are not considered material as a whole.

(3)	Millea Holdings owns 29.9% of the total voting rights of Japan Earthquake Reinsurance Co., Ltd. through Tokio Marine & Nichido and Nisshin Fire. Millea Holdings does not consider Japan Earthquake Reinsurance Co., Ltd. as its affiliate since it believes that it does not have a significant material effect on any policy making decisions of Japan Earthquake Reinsurance’s operations given the highly public nature of the company.

(4)	With regard to any company accounted for by the equity method that has a different closing date from that of the consolidated financial statements, the financial statements of the company for its six months are used for presentation in the consolidated financial results.

3. Closing date of consolidated subsidiaries

The closing date of the six-month period for one of the domestic consolidated subsidiaries and the 12 overseas consolidated subsidiaries is June 30. Since the difference in the closing date does not exceed three months, the financial statements of the consolidated subsidiaries as of June 30 are used for presentation in the accompanying consolidated financial statements. As for any significant transactions taking place during the period between the subsidiaries’ closing date and the consolidated closing date, necessary adjustments are made for the purpose of consolidation.

4. Accounting policies

(1)	Valuation of marketable securities

a.	Trading securities are valued by the mark-to-market method, and the costs of their sales are calculated based on the moving-average method.

b.	Held-to-maturity debt securities are recorded by using the amortized cost method based on the moving-average method (straight-line depreciation method).

c.	Debt securities earmarked for policy reserve are stated at amortized cost under the straight-line method in accordance with the Industry Audit Committee Report No. 21 “Temporary Treatment of Accounting and Auditing Concerning Securities Earmarked for Policy Reserve in Insurance Industry” issued by the Japanese Institute of Certified Public Accountants (the “JICPA”), November 16, 2000.

The following is a summary of the risk management policy concerning debt securities earmarked for policy reserve. In order to adequately manage interest rate risk related to assets and liabilities, Tokio Marine & Nichido Life has established the subgroups “the dollar-denominated policy reserve for insurance policies during the period of deferment regarding individual annuity insurance denominated in U.S. dollars with a policy cancellation refund based on market interest rate”, “accumulated fund of policy reserve for insurance policies during the period of deferment regarding individual annuity insurance with a floating interest rate”, “accumulated fund of policy reserve for insurance policies of single payment whole-life insurance with a floating interest rate denominated in U.S. dollars” and “accumulated fund of policy reserve for insurance policies of single payment individual annuity insurance”. Tokio Marine & Nichido Life’s policy is to match the duration of the policy reserve in such subgroups with the debt securities of the same or similar duration earmarked for policy reserve.

d.	Other securities having a market value are recorded by the mark-to-market method based upon the market price on the closing date.

The total amount of unrealized gains/losses on the securities are directly added to shareholders’ equity, and net income taxes and costs of sales are calculated based on the moving-average method.

e.	Other securities not stated at market value are either stated at cost or amortized cost under the straight-line method, cost being determined by the moving average method.

f.	Investments in non-consolidated subsidiaries and affiliates that are not subject to the equity method are stated at cost determined by the moving-average method.

g.	Securities held in individually managed money trusts that are mainly invested in securities for trading are accounted for by the mark-to-market method.

(2)	Valuation of derivative financial instruments

Derivative financial instruments are accounted for by the mark-to-market method.

(3)	Depreciation method of tangible fixed assets

Depreciation of tangible fixed assets owned by Millea Holdings and its domestic consolidated subsidiaries is computed by the declining balance method. However, depreciation of buildings (excluding auxiliary facilities attached to such buildings, etc.) that were acquired on or after April 1, 1998 is computed by the straight-line method.

(4)	Accounting policies for significant reserves and allowance

a. Reserve for bad debts

In order to provide reserves for losses from bad debts, general allowance is made pursuant to the rules of asset self-assessment and the rules of asset write-off. Allowance is made by domestic consolidated insurance subsidiaries as follows:

For claims to any debtor who has legally, or in practice, become insolvent (due to bankruptcy, special liquidation or suspension of transactions with banks based on the rules governing clearing houses, etc.) and for receivables from any debtor who has substantially become insolvent, reserves are provided based on the amount of such claims, with the net amount expected to be collectible calculated based on the disposal of collateral or execution of guarantees.

For claims to any debtor who is likely to become insolvent in the near future, reserves are provided based on the overall solvency assessment of the relevant debtor, the net amount of such claims considered to be collectible through the disposal of collateral or execution of guarantee is deducted from such claims.

For claims other than those described above, the amount of claims multiplied by the default rate, which is computed based on historical loan loss experience in certain previous periods, is included in the accompanying consolidated financial statements.

For specified overseas claims, any estimated losses arising from political or economic situations in the counterpart countries are accounted for as reserves for specified overseas claims in the accompanying consolidated financial statements.

In addition, all claims are assessed by the asset accounting department and the asset management department in accordance with the rules for self-assessment of asset quality. Subsequently the asset auditing departments, which are independent from such asset-related departments, conduct audits of their assessment results, and reserves for bad debts are accounted for based on such assessment results as stated above.

b. Reserve for retirement benefits

To provide for the employees’ retirement benefits, domestic consolidated subsidiaries have recorded the amount expected to be incurred at the end of the six months based on the projected retirement benefit obligations and related pension assets at the end of the six months.

Prior service costs are charged to expenses in the subsequent consolidated fiscal year by using the straight-line method based costs were a certain term (12 - 15 years) based on the average remaining service years of the employees when costs were incurred.

Actuarial differences are charged to expenses in the subsequent consolidated fiscal year by using the straight-line method based upon a certain term (7 - 15 years) based in the average remaining service years of the employees when amounts were incurred.

Some of the domestic consolidated subsidiaries accrue reserve for retirement benefits in the aggregated amount of 320 million yen to provide for the payment of retirement benefits to directors and corporate auditors.

c. Reserve for employees’ bonuses

To provide for payment of bonuses to employees, Millea Holdings and its consolidated domestic subsidiaries account for reserve for employees’ bonuses based on the expected amount to be paid.

d. Reserve for price fluctuation

Domestic insurance consolidated subsidiaries account for such reserve under Article 115 of the Insurance Business Law in order to provide for possible losses or damages arising from price fluctuation of stock, etc.

(5) Accounting for consumption tax, etc.

For Millea Holdings and its domestic consolidated subsidiaries, consumption tax, etc. is accounted for by the tax-excluded method. However, any business expenses and general administrative costs incurred by domestic consolidated insurance subsidiaries are accounted for by tax-included method.

In addition, any non-qualified consumption tax, etc, for deduction in respect of assets is included in other assets (the suspense payments) and is amortized evenly over five years.

(6) Accounting for significant lease transactions

Millea Holdings and its domestic consolidated subsidiaries account for finance lease transactions, other than those that are deemed to transfer the ownership of the leased properties to lessees in the same accounting procedure, as normal lease transactions.

(7) Accounting for significant hedging activities

a. Interest rate

To mitigate interest rate fluctuation risks associated with long-term insurance policies, Tokio Marine & Nichido and Tokio Marine & Nichido Life have been engaged in asset liability management (“ALM”) to control such risks by evaluating and analyzing financial assets and insurance liabilities simultaneously.

As for interest rate swap transactions that are used to manage such risks, Tokio Marine & Nichido and Tokio Marine & Nichido Life are engaged in deferral hedge treatment and evaluate hedge effectiveness based upon the Industry Audit Committee Report No.26, “Accounting and Auditing Treatments related to Adoption of Accounting for Financial Instruments in the Insurance Industry” (issued by the JICPA, September 3, 2002 – hereinafter called “Report No. 26”).

Hedge effectiveness is evaluated by verifying the interest rate conditions influencing calculation of a logical price for both the hedged instruments and the hedging tools. As for any deferred hedge gains based on the Industry Audit Committee’s Report No.16, “Accounting and Auditing Treatments related to Adoption of Accounting for Financial Instruments in the Insurance Industry” (issued by the JICPA, March 31, 2000) and prior to the application of Report No. 26, as of the end of March 2003, Tokio Marine & Nichido had allocated such deferred hedge gains into gain or loss over the period remaining until maturity (1-17 years) by using the straight-line method. As of the end of March 2002, Tokio Marine & Nichido Life had allocated such deferred hedge gains into gain or loss over the remaining period until maturity (6-10 years) by using the straight-line method, in accordance with the transitional measures in the Report No. 26. The amount of deferred hedge gains under this transitional treatment as of September 30, 2006 is 71,996 million yen and the amount allocated to gains or losses for the six months ended September 30, 2006 is 11,370 million yen.

Tokio Marine & Nichido applies deferred hedge accounting for interest rate swap transactions which are used to hedge any interest rate risk related corporate bond issued by Tokio Marine & Nichido. Hedge effectiveness is not evaluated, since hedged instruments and hedging tools are believed to be highly hedge-effective since they share the same important conditions.

b. Foreign exchange

With regard to some of Tokio Marine & Nichido’s currency swap and forward contract transactions, which are conducted to hedge foreign exchange risk associated with assets denominated in foreign currencies, (a) gains or losses on both hedged instruments and hedging tools are recognized in the same accounting period and/or (b) hedging transactions are translated at contracted rates (on condition that the related forward contracts qualify for hedge accounting). As for the treatment described in (a) above, hedge effectiveness is not evaluated, since hedged instruments and hedging tools are believed to be highly hedge-effective since they share the same important conditions.

With regard to Nisshin Fire’s forward contract transactions, which are conducted to hedge foreign exchange risk associated with bonds denominated in foreign currencies, (a) gains or losses on hedging tools are not recognized until gains or losses on hedged instruments are recognized, and/or (b) hedging transactions are translated at contracted rates (on the condition that the related forward contracts qualify for hedge accounting). As for the treatment described in (a) above, hedge effectiveness is evaluated based on periodical comparison of the market fluctuation of both hedged instruments and hedging tools, from the time the hedging started and the time of the evaluation.

(8) Tax effect accounting

The amount of current and deferred income taxes of Tokio Marine & Nichido for the six months ended September 30, 2006 is calculated based on the provision and reversal of reserve for advanced depreciation of fixed assets planned for the fiscal year ending March 31, 2007.

(9) Accounting standards of overseas subsidiaries

The Company complies with accounting policies prescribed in the region or country in which the relevant consolidated subsidiaries are located.

5. Scope of funds included in the consolidated statements of cash flows

Funds (cash and cash equivalents) included in the consolidated statements of cash flows consist of cash on-hand, demand deposits and short-term investments with original maturities or redemption of 3 months or less at the date of acquisition.

Changes in the basis of consolidated interim financial statements

1. The Company has adopted “Accounting Standard for Presentation of Net Assets in the Balance Sheet” (Accounting Standards Board of Japan, hereinafter “ASBJ”, Statement No. 5, December 9, 2005) and “Guidance on Accounting Standard for Presentation of Net Assets in the Balance Sheet” (ASBJ Guidance No. 8, December 9, 2005) for the six months ended September 30, 2006. The amount of stockholders’ equity prepared in accordance with the former accounting standard is 3,040,409 million yen. The presentation of net assets on the balance sheet as of September 30, 2006 is prepared in accordance with the revised accounting rule for interim financial statements and the revised Enforcement Regulations of the Insurance Business Law.

2. The Company has adopted “Accounting Standard for Business Combinations” (Business Accounting Council, October 31, 2003), “Accounting Standard for Business Divestitures” (ASBJ Statement No. 7, December 27, 2005) and “Guidance on Accounting Standard for Business Combinations and Accounting Standard for Business Divestitures” (ASBJ Guidance No. 10, December 27, 2005) for the six months ended September 30, 2006.

At the end of the previous fiscal year, the consolidated adjustment account recorded in “Assets” and amortization of goodwill recorded in “Liabilities” were offset. However, for the six months ended September 30, 2006, in accordance with the application of the “Accounting Standard for Business Combinations” and “Guidance on Accounting Standard for Business Combinations and Accounting Standard for Business Divestitures”, goodwill recorded in “Assets” is included in “Underwriting and general administrative expenses” and amortization of negative goodwill recorded in “Liabilities” is included in “Other ordinary income”. As a result, ordinary income and ordinary expenses increased 3,307 million yen, respectively. Impact of the accounting standard on the segment figures is presented in the relevant section of the segment information.

3. The Company has adopted “Accounting Standard for Share-based Payment” (ASBJ Statement No. 8, December 27, 2005) and “Guidance on Accounting Standard for Share-based Payment” (ASBJ Guidance No. 11, May 31, 2006) for the six months ended September 30, 2006. As a result, operating profit, ordinary profit and income before income taxes for the six months ended September 30, 2006 decreased in the amount of 118 million yen, respectively. Impact of the accounting standard on the segment figures is presented in the relevant section of the segment information.

4. The Company has adopted “Practical Solution on Application of Control Criteria and Influence Criteria to Investment Associations” (ASBJ Practical Issues Task Force No.20, September 8, 2006) for the six months ended September 30, 2006. As a result, 28 investment associations became our subsidiaries and affiliates. However, each of these associations is small in scale in terms of its total assets, sales, net income or loss for the period, and retained earnings. As such associations are not considered to materially affect any reasonable determination as to the Group’s financial condition and results of operations, they are excluded from the consolidation and affiliates accounted for by the equity method.

Changes in presentation

Interim balance sheet

In accordance with the revision of the Enforcement Regulations of the Insurance Business Law, the following changes were made to the presentation on the interim balance sheet.

(1) “Property and equipment” presented on the previous interim balance sheet is presented as “Tangible fixed assets”.

(2) “Consolidated adjustment account” presented on the previous interim balance sheet is presented as “Intangible fixed assets” or “Negative goodwill”.

(3) Leasehold, etc. included in “Other assets” presented on the previous interim balance sheet is presented as “Intangible fixed assets”.

Interim statement of income

In accordance with the revision of the Enforcement Regulations of the Insurance Business Law, the following changes were made to the presentation in the interim statement of income.

(1) “Amortization of goodwill” in “Other ordinary income” presented in the previous interim statement of income is included in “ Amortization of negative goodwill” and “Underwriting and general administrative expenses” in “Other ordinary income”.

(2) “Profit (Loss) on sales of properties” presented in the previous interim statement of income is presented as “Profit (Loss) on sales of fixed assets”.

Interim statement of cash flows

In accordance with the revision of the Enforcement Regulations of the Insurance Business Law, the following changes were made to the presentation in the interim statement of cash flows.

(1) “Amortization of goodwill” in “Other ordinary income” presented in the previous interim statement of cash flows is presented as “ Amortization of goodwill”. [Change in the original Japanese text only.]

(2) “Loss (profit) related to properties” presented in the previous interim statement of cash flows is presented as “Loss (profit) related to tangible fixed assets”.

(3) “Purchases of property and equipment” presented in the previous interim statement of cash flows is presented as “Purchases of tangible fixed assets”. “Proceeds from sales of property and equipment” presented in the previous interim statement of cash flows is presented as “Proceeds from sales of tangible fixed assets”.

Notes to consolidated balance sheet

1.	Accumulated depreciation of tangible fixed assets is 321,782 million yen and advanced depreciation of such assets is 20,545 million yen.

2.	Of all of accruing loans and receivables, the total amount of loans to borrowers in bankruptcy, delinquent receivables, delinquent loans three months or more past due, and restructured loans is 13,726 million yen. The breakdown is shown as follows.

(1) The amount of loans to borrowers in bankruptcy is 2,504 million yen.

Loans that are past due for a certain period or for other reasons are generally placed on non-accrual status when substantial doubt is considered to exist as to the ultimate collectibility either of principal or interest (However, any part of bad debt written-off is excluded. Hereinafter called “non-accrual status loans”). Loans to borrowers in bankruptcy represent non-accrual loans after the partial charge-off of claims deemed uncollectible, which are defined in Article 96, paragraph 1, subparagraph 3 (a) to (e) and Subparagraph 4 of the Enforcement Ordinance of the Corporation Tax Law (Ordinance No. 97, 1965).

(2) The amount of past due loans is 5,345 million yen. Past due loans are non-accrual status loans other than loans to borrowers in legal bankruptcy, and loans on which interest payments are deferred in order to assist business restructuring or financial recovery of the borrowers.

(3) The amount of accruing loans contractually past due for three months or more is 21 million yen. Loans contractually past due for three months or more are defined as loans on which any principal or interests payments are delayed for three months and more from the date following the due date. Loans classified as loans to borrowers in bankruptcy and delinquent receivables are excluded.

(4) The amount of restructured loans is 5,854 million yen. Restructured loans are loans on which concessions (e.g. reduction of the stated interest rate, deferral of interest payment, extension of the maturity date, forgiveness of debt) are granted to borrowers in financial difficulties to assist them in their corporate restructuring or financial recovery, improving their ability to repay creditors. Restructured loans do not include loans classified as loans to borrowers in bankruptcy, past due loans or loans past due for three months or more.

3. The value of security pledged assets totals 394,035 million yen in securities and 3,109 million yen in savings deposits. Collateralized debt obligations are held to the value of 9,622 million yen in outstanding claims, 27,160 million yen in underwriting reserve, and 76 million yen in other debts.

4. Securities received from securities borrowing transactions have a market value of 127,740 million yen.

5. Tokio Marine & Nichido guarantees the liabilities of TNUS Insurance Company. The balance of the guarantees relating to TNUS Insurance Company as of September 30, 2006 totals 13,061 million yen.

6. Marketable securities include securities lent under loan agreements of 602,085 million yen.

7. The outstanding balance of committed loans unexecuted is as follows.

(Yen in millions)
Total loan commitments	113,446
Balance of committed loans executed	10,933

Loan commitments unexecuted	102,513

8. The amount of both assets and liabilities for special account as prescribed in Article 118 of the Insurance Business Law totals 1,282,269 million yen.

Notes to consolidated statement of income

1. Major components of business expenses

(Yen in millions)
Agency commissions, etc.	193,242
Salaries	78,590

Business expenses consist of damage survey costs, operating costs and general administrative expenses, and commissions and brokerage and collection costs, as shown in the accompanying consolidated statement of income.

2. The Company recognized impairment losses on the following properties during the six months ended September 30, 2006.

Purpose of use	Category	Location	Impairment loss (Yen in millions)
			Land	Building	Others	Total
Properties for rent	Land and buildings	A building located in Imabari City, Ehime Pref.	27	14	—	41
Idle or potential disposal properties	Land and buildings	42 properties including warehouse in Higashi-asai County, Shiga Pref.	1,185	1,290	345	2,821

Total			1,212	1,304	345	2,863

Classification of idle or underused properties: (a) properties used for insurance businesses are grouped as a whole and (b) other properties including properties for rent and idle or potential disposal properties are classified on an individual basis.

For properties for rent and idle or potential disposal properties that depreciated in value mainly due to the fall in the real estate market, the Company wrote off the carrying values of such properties to the recoverable values and recognized the decreased values as impairment losses (2,863 million yen), an extraordinary item.

The company determined the recoverable value of a property by selecting the higher of net sale price or utility value. The net sale prices were calculated as the assessed values by a real estate-appraiser, minus the anticipated expenses for disposing of the relevant properties, and the utility values were calculated by discounting the future cash flows to net present values at the rate of 8.7%.

3. Other extraordinary income in the amount of 988 million yen is recorded based on partial termination of retirement benefit plans due to retirement of employees who applied for a carrier change.

4. The main component of other extraordinary losses is financial support to employees for carrier change in the amount of 8,673 million yen.

Notes to consolidated interim statement of changes in stockholders’ equity

1. Class and number of issued shares and treasury stock

	(Unit: thousand shares)

	Number of shares as of March 31, 2006	Increase during the six months ended September 30, 2006	Decrease during the six months ended September 30, 2006	Number of shares as of September 30, 2006
Issued shares
Common stock	1,687	841,837	—	843,524
Total	1,687	841,837	—	843,524

Treasury stock
Common stock	6	27,107	19,114	7,999
Total	6	27,107	19,114	7,999

Note	1.	The increase of 841,837 thousand shares of issued stock is due to a stock split

	2.	The increase of 27,107 thousand shares is attributable to a stock split, increasing treasury shares by 27,059 thousand and an acquisition of 47 thousand shares to implement financial policies and a share exchange.

	3.	The decrease of 19,114 thousand shares of treasury stock is mainly attributable to a share exchange.

2. Stock acquisition rights (including those owned by the Company)

Category	Nature of stock acquisition rights	Amount as of September 30, 2006 (yen in millions)
The Company (parent company)	Stock acquisition rights as stock options	118

Note: None of the above stock acquisition rights is exercisable as of September 30, 2006.

3. Dividends

(1)	Amount of dividends

Resolution	Class of stock	Total amount of dividends paid	Amount of dividends per share	Record date	Effective date (Note)
Ordinary general meeting of shareholders held on June 28, 2006	Common stock	25,207 million yen	15,000 yen	March 31, 2006	June 28, 2006

(2)	Dividends of which the record date falls within the period of six months ended September 30, 2006, and of which the payment date falls after September 30, 2006.

Resolution	Class of stock	Total amount of dividends paid	Resource of dividends	Amount of dividends per share	Record date	Effective date
Meeting of the board of directors held on November 22, 2006	Common stock	12,532 million yen	Retained earnings	15 yen	September 30, 2006	December 11, 2006

Notes to consolidated interim statement of cash flows

1.	Differences between cash and cash equivalents at the end of the six months and the amounts disclosed in the consolidated balance sheet are provided as follows:

(As of September 30, 2006)
(Yen in millions)
Cash, deposits and savings	568,430
Call loans	116,781
Monetary receivables bought	1,125,568
Securities	11,246,781
Time deposits with initial term over three months to maturity	(30,290)
Monetary receivables bought and not included in cash equivalents	(312,053)
Securities not included in cash equivalents	(11,150,496)

Cash and cash equivalents	1,564,720

2.	Cash flows from investment activities include cash flows arising from asset management relating to the insurance business.

Segment Information

1. Segment information by line of business

(From April 1, 2006 to September 30, 2006)

(Yen in millions)

	Property and casualty	Life	Others	Total	Elimination	Consolidated
Ordinary income and ordinary profit/loss

Ordinary income

(1) Ordinary income from transactions with external customers	1,287,954	762,758	21,039	2,071,752	(349)	2,071,402
(2) Ordinary income arising from internal segment transactions	4,105	87	12,515	16,708	(16,708)	—

Total ordinary income	1,292,060	762,846	33,554	2,088,461	(17,058)	2,071,402

Ordinary expenses	1,234,965	768,643	31,534	2,035,142	(16,878)	2,018,264

Ordinary profit/loss	57,095	(5,796)	2,020	53,318	(180)	53,138

Notes:

1.	The segments are classified based on the characteristics of operation of reporting company and its subsidiaries.

2.	Major operations of each segment are as follows;

Property and casualty	:	Underwriting property and casualty insurance and related investment activities

Life	:	Underwriting life insurance and related investment activities

Others	:	Securities investment advisory, securities investment trusts business, derivatives business and staffing business

3.	Major component of the “Elimination” for “Ordinary income from transactions with external customers” is the transferred amount due to the reversal of outstanding claims in the amount of 196 million yen, which is included in provision of outstanding claims in ordinary expenses relating to life segment.

4.	As stated in “Changes in the basis of consolidated interim financial statements”, the Company has adopted “Accounting Standard for Business Combinations” (Business Accounting Council, October 31, 2003), “Accounting Standard for Business Divestitures” (ASBJ Statement No. 7, December 27, 2005) and “Guidance on Accounting Standard for Business Combination and Accounting Standard for Business Divestitures” (ASBJ Guidance No. 10, December 27, 2005) for the six months ended September 30, 2006.

In the previous fiscal year, consolidated adjustment account recorded in “Assets” and amortization of goodwill recorded in “Liabilities” have been offset. However, for the six months ended September 30, 2006, in accordance with the application of the “Accounting Standard for Business Combinations” and “Guidance on Accounting Standard for Business Combinations and Accounting Standard for Business Divestitures”, goodwill recorded in “Assets” is included in “Underwriting and general administrative expenses” and amortization of negative goodwill recorded in “Liabilities” is included in “Other ordinary income”.

As a result, ordinary income and ordinary expenses in property and casualty insurance business and life insurance business increased in the amount of 1,360 million yen and 1,947 million yen, respectively.

5	As stated in “Changes in the basis of consolidated interim financial statements”, the Company has adopted “Accounting Standard for Share-based Payment” (ASBJ Statement No. 8, December 27, 2005) and “Guidance on Accounting Standard for Share-based Payment” (ASBJ Guidance No. 11, May 31, 2006) for the six months ended September 30, 2006. As a result, ordinary expenses in property and casualty insurance business, life insurance business and other businesses increased 103 million yen, 14 million yen and 0 million yen, respectively.

(From April 1, 2005 to September 30, 2005)

(Yen in millions)

	Property and casualty	Life	Others	Total	Elimination	Consolidated
Ordinary income and ordinary profit/loss

Ordinary income

(1) Ordinary income from transactions with external customers	1,212,092	356,924	14,983	1,584,000	(2,647)	1,581,353
(2) Ordinary income arising from internal segment transactions	3,818	101	6,882	10,802	(10,802)	—

Total ordinary income	1,215,911	357,026	21,865	1,594,803	(13,449)	1,581,353

Ordinary expenses	1,135,129	361,199	18,277	1,514,606	(13,420)	1,501,185

Ordinary profit/loss	80,781	(4,173)	3,588	80,196	(29)	80,167

Notes:

1.	The segments are classified based on the characteristics of operation of reporting company and its subsidiaries.

2.	Major operations of each segment are as follows;

Property and casualty	:	Underwriting property and casualty insurance and related investment activities

Life	:	Underwriting life insurance and related investment activities

Others	:	Securities investment advisory, securities investment trusts business, derivatives business and staffing business

3.	Major component of the “Elimination” for “Ordinary income from transactions with external customers” is the transferred amount due to the amortization of goodwill in the amount of 1,621 million yen, which is included in ordinary expenses relating to life segment.

(From April 1, 2005 to March 31, 2006)

(Yen in millions)

	Property and casualty	Life	Others	Total	Elimination	Consolidated
Ordinary income and ordinary profit/loss

Ordinary income

(1) Ordinary income from transactions with external customers	2,452,967	922,587	30,257	3,405,813	(5,828)	3,399,984
(2) Ordinary income arising from internal segment transactions	8,594	218	13,930	22,743	(22,743)	—

Total ordinary income	2,461,562	922,806	44,188	3,428,556	(28,571)	3,399,984

Ordinary expenses	2,303,293	949,148	38,829	3,291,271	(27,850)	3,263,421

Ordinary profit/loss	158,269	(26,342)	5,358	137,284	(721)	136,563

Notes:

1.	The segments are classified based on the characteristics of operation of reporting company and its subsidiaries.

2.	Major operations of each segment are as follows;

Property and casualty	:	Underwriting property and casualty insurance and related investment activities

Life	:	Underwriting life insurance and related investment activities

Others	:	Securities investment advisory, securities investment trusts business, derivatives business and staffing business

3.	Major component of the “Elimination” for “Ordinary income from transactions with external customers” is the transferred amount due to the amortization of goodwill in the amount of 3,444 million yen, which is included in ordinary expenses relating to life segment.

2. Segment information by location

Segment information by location is omitted since the “business in Japan” constitutes more than 90 percent of the aggregated amount of the ordinary income of all segments.

3. Segment information on overseas sales

Since overseas sales and ordinary income constitutes less than 10% of the consolidated sales and consolidated ordinary income respectively, segment information on overseas sales is omitted.

Lease Transactions

Information on this item will be disclosed through EDINET.

Securities

1. Bonds held to maturity having a market value

(Yen in millions)

Type	As of September 30, 2006			As of September 30, 2005			As of March 31, 2006
	Carrying value	Market value	Difference	Carrying value	Market value	Difference	Carrying value	Market value	Difference
Bonds	1,208,111	1,163,386	(44,724)	1,141,319	1,114,132	(27,187)	1,199,883	1,176,926	(22,956)
Foreign Securities	7,926	7,935	9	8,461	8,461	—	9,845	9,867	21
Total	1,216,038	1,171,322	(44,715)	1,149,780	1,122,593	(27,187)	1,209,728	1,186,794	(22,934)

2. Debt securities earmarked for policy reserve having a market value

Type	As of September 30, 2006			As of September 30, 2005			As of March 31, 2006
	Carrying value	Market value	Difference	Carrying value	Market value	Difference	Carrying value	Market value	Difference
Bonds	27,401	27,474	73	—	—	—	23,909	23,779	(129)
Foreign Securities	233,526	227,821	(5,704)	200,399	197,903	(2,496)	217,372	208,020	(9,351)
Total	260,927	255,296	(5,631)	200,399	197,903	(2,496)	241,281	231,799	(9,481)

3. “Other securities” having a market value

(Yen in millions)

Type	As of September 30, 2006			As of September 30, 2005			As of March 31, 2006
	Acquisition cost	Carrying value	Difference	Acquisition cost	Carrying value	Difference	Acquisition cost	Carrying value	Difference
Bonds	2,913,956	2,884,020	(29,936)	3,288,597	3,279,998	(8,599)	3,233,624	3,204,171	(29,452)
Stocks	1,271,792	4,189,701	2,917,908	1,164,660	3,537,816	2,373,156	1,155,589	4,288,807	3,133,218
Foreign securities	733,058	781,442	48,384	582,461	607,787	25,325	621,284	659,988	38,704
Others	275,501	300,748	25,246	265,032	288,347	23,315	276,184	303,760	27,576
Total	5,194,309	8,155,913	2,961,603	5,300,751	7,713,949	2,413,198	5,286,681	8,456,728	3,170,046

Notes for figures as of September 30, 2006.

1.	“Others” include foreign mortgage securities (acquisition cost, Yen 153,783 million; carrying value, Yen 168,378 million; difference Yen 14,639 million) which are presented as monetary receivables bought.

2.	Impairment loss amounting to Yen 3,206 million were recognized for “Other securities” having a market value. Impairment loss is accounted for principally if market value of each security decreases equal to or more than 30% of its book value at the end of the period.

Notes for figures as of September 30, 2005.

1.	“Others” include negotiable deposits (acquisition cost, Yen 1,998 million; carrying value, Yen 1,998 million) which are included in “Cash, deposits and savings” and foreign mortgage securities (acquisition cost Yen 152,181 million, carrying value Yen 164,031 million, difference Yen 11,850 million) which are presented as monetary receivables bought.

2.	Impairment loss amounting to Yen 383 million were recognized for “Other securities” having a market value. Impairment loss is accounted for principally if market value of each security decreases equal to or more than 30% of its book value at the end of the period.

Notes for figures as of March 31, 2006.

1.	“Others” include negotiable deposits (acquisition cost, Yen 1,018 million; carrying value, Yen 1,018 million) which are included in “Cash, deposits and savings” and foreign mortgage securities (acquisition cost Yen 147,642 million, carrying value Yen 160,912 million, difference Yen 13,269 million) which are presented as monetary receivables bought.

2.	Impairment loss amounting to Yen 546 million were recognized for “Other securities” having a market value. Impairment loss is accounted for principally if market value of each security decreases equal to or more than 30% of its book value at the end of the period.

4. Carrying values of securities which are not valued at market value

As of September 30, 2006

(1) Bonds held to maturity

None

(2) Debt securities earmarked for policy reserve

None

(3) Other securities

(Yen in millions)
Bonds	4,232
Stocks	187,425
Foreign securities	81,845
Others	966,074

Note:	“Others” include negotiable deposits (Yen 78,000 million) which are included in “Cash, deposits and savings” and commercial papers (Yen 862,852 million) which are included in “Monetary receivables bought” on the balance sheet.

As of September 30, 2005

(1) Bonds held to maturity

None

(2) Debt securities earmarked for policy reserve

None

(3) Other securities

(Yen in millions)
Bonds	5,307
Stocks	195,681
Foreign securities	75,037
Others	506,306

Note:	“Others” include negotiable deposits (Yen 40,000 million) which are included in “Cash, deposits and savings” and commercial papers (Yen 425,096 million) which are included in “Monetary receivables bought” on the balance sheet.

As of March 31, 2006

(1) Bonds held to maturity

None

(2) Debt securities earmarked for policy reserve

None

(3) Other securities

(Yen in millions)
Bonds	4,199
Stocks	186,701
Foreign securities	62,800
Others	591,355

Note:	“Others” include negotiable deposits (Yen 63,000 million) which are included in “Cash, deposits and savings” and commercial papers (Yen 484,545 million) which are included in “Monetary receivables bought” on the balance sheet.

Money trusts

1. Money trusts held to maturity

None

2. Money trusts other than that held to maturity or that held for trading purposes

(Yen in millions)

Notes for figures as of September 30, 2006:

1. There are no money trusts valued at market value.

2. Money trusts in the amount of 16,855 million yen are carried at their original cost as at September 30, 2006.

Notes for figures as of September 30, 2005:

1. There are no money trusts valued at market value.

2. Money trusts in the amount of 23,230 million yen are carried at their original cost as at September 30, 2005.

Notes for figures as of March 31, 2006:

1. There are no money trusts valued at market value.

2. Money trusts in the amount of 20,954 million yen are carried at their original cost as at March 31, 2006.

Contract amount, fair value and unrealized gains and losses of derivative financial instruments

(1) Foreign currency-related instruments

(Yen in millions)

	As of September 30, 2006			As of September 30, 2005			As of March 31, 2006
	Contract amount	Fair value	Unrealized gain/(loss)	Contract amount	Fair value	Unrealized gain/(loss)	Contract amount	Fair value	Unrealized gain/(loss)
Over-the-counter transactions:
Foreign exchange forwards
Short
USD	158,973	(4,178)	(4,178)	150,619	(2,297)	(2,297)	179,875	(3,032)	(3,032)
GBP	3,038	(105)	(105)	7,998	(43)	(43)	13,081	(23)	(23)
EUR	44,378	(825)	(825)	43,871	(255)	(255)	57,102	(705)	(705)
HKD	108	(1)	(1)	—	—	—	88	(2)	(2)
CAD	4,601	(126)	(126)	5,333	(228)	(228)	4,046	(17)	(17)
AUD	6,123	(6)	(6)	9,215	(37)	(37)	11,983	32	32
CHF	93	(0)	(0)	1,580	(4)	(4)	1,759	1	1
NZD	1,062	(85)	(85)	—	—	—	369	14	14

Long
USD	11,796	319	319	22,652	370	370	39,433	605	605
GBP	3,273	(3)	(3)	6,314	20	20	10,574	29	29
EUR	9,381	82	82	9,589	24	24	11,781	219	219
CAD	1,332	45	45	747	5	5	4,065	1	1
AUD	878	(0)	(0)	1,008	11	11	3,678	(79)	(79)
CHF	—	—	—	—	—	—	1,722	4	4
NZD	377	0	0	—	—	—	381	(26)	(26)

Currency swaps
Pay Foreign/ Rec. Yen
USD	920,720	(11,880)	(11,880)	707,641	(6,140)	(6,140)	825,643	(15,531)	(15,531)
EUR	35,244	(2,385)	(2,385)	22,261	(126)	(126)	39,557	(1,100)	(1,100)
AUD	44,913	(7,781)	(7,781)	27,882	(6,308)	(6,308)	28,095	(5,381)	(5,381)

Pay Yen/ Rec. Foreign
USD	306,199	6,092	6,092	299,069	3,879	3,879	288,951	7,409	7,409
EUR	17,914	2,051	2,051	6,071	653	653	22,301	1,399	1,399

Pay Foreign/ Rec. Foreign
Pay EUR/Rec. USD	5,393	3	3	4,930	303	303	5,153	(8)	(8)
Pay USD/Rec. EUR	561	19	19	572	(40)	(40)	561	(6)	(6)

Currency options
Short
Call
USD	9,006			7,270			7,630
	273	568	(295)	180	293	(113)	246	590	(343)
EUR	64			—			64
	0	0	(0)	—	—	—	(0)	0	(0)
Put
USD	30,156			7,258			23,104
	622	795	(172)	90	111	(21)	485	602	(117)
EUR	145			3,939			139
	3	1	1	37	19	17	3	5	(2)
Long
Call
USD	22,486			15,730			12,142
	52	860	807	43	383	339	2	694	692
EUR	72			5,602			69
	—	0	0	13	11	(2)	—	0	0
Put
USD	11,019			4,822			9,381
	493	344	(149)	190	56	(134)	383	211	(172)
EUR	420			13,272			128
	4	1	(2)	80	80	(0)	3	5	1

Total	1,649,739	(16,198)	(18,581)	1,385,259	(9,258)	(10,128)	1,602,869	(14,086)	(16,138)

Notes:	1.	The fair value of foreign exchange forwards agreements is based on the futures’ market price.

	2.	The fair value of currency swap transactions is calculated by discounting future cash flows to the present value based on the interest rate as of period end.

	3.	The fair value of foreign currency options contracts is based on an option pricing model.

	4.	For foreign currency options, option premiums are shown beneath the contract amount of the option.

	5.	Forward transactions translated at the contracted rate of the relating forward contracts which qualify for hedge accounting are not included.

(2) Interest rate-related instruments

(Yen in millions)

	As of September 30, 2006			As of September 30, 2005			As of March 31, 2006
	Contract amount	Fair value	Unrealized gain/(loss)	Contract amount	Fair value	Unrealized gain/(loss)	Contract amount	Fair value	Unrealized gain/(loss)
Market transactions:
Interest futures
Short	100,609	(2)	(2)	92,204	(16)	(16)	8,246	1	1
Long	19,000	(3)	(3)	8,747	(11)	(11)	76,294	(5)	(5)
Interest futures options
Short
Call	22,342			—			—
	2	1	1	—	—	—	—	—	—
Put	22,342			—			—
	6	6	(0)	—	—	—	—	—	—
Long
Call	22,371			—			—
	1	0	(0)	—	—	—	—	—	—
Put	22,312			107,700			—
	1	1	(0)	12	18	6	—	—	—
Over-the-counter transactions:
Interest options
Short
Cap	35,584			44,331			50,648
	315	196	119	216	32	183	385	183	201
Swaption	155,267			318,666			243,271
	565	3,071	(2,505)	2,120	2,390	(269)	1,346	3,654	(2,307)
Long
Cap	39,699			33,754			39,986
	459	315	(143)	385	48	(337)	460	213	(247)
Floor	—			1,873			—
	—	—	—	37	2	(34)	—	—	—
Swaption	63,774			59,554			48,354
	153	1,019	866	222	213	(8)	59	297	238
Interest rate swap
Pay.float/Rec.fix	5,774,064	9,801	9,801	4,972,688	149,858	149,858	5,257,436	49,233	49,233
Pay.fix/Rec.float	5,159,540	(1,071)	(1,071)	3,765,155	(100,796)	(100,796)	4,684,916	(30,173)	(30,173)
Pay.float/Rec.float	555,227	86	86	427,247	100	100	464,468	(2)	(2)
Pay.fix/Rec.fix	171,517	(5,555)	(5,555)	110,523	(7,257)	(7,257)	166,089	(6,308)	(6,308)

Total	12,163,653	7,868	1,592	9,942,446	44,583	41,416	11,039,712	17,093	10,630

Notes:	1.	The fair value of interest rate futures and interest rate futures options transactions at the end of period is based on the closing price at major stock exchanges.

	2.	The fair value of interest options transactions is based on an option pricing model.

	3.	The fair value of the interest rate swap transactions at the end of period is calculated by discounting future cash flows to the present value based on the interest rate at the date.

	4.	For interest rate futures and interest rate futures options transactions, option premiums are shown beneath the contract amount of the option.

	5.	Interest rate swaps to which hedge accounting is applied are as follows. The figures shown in deferred hedge gain/(loss) are the amount before deduction of tax credit.

(Yen in millions)

	As of September 30, 2006			As of September 30, 2005			As of March 31, 2006
	Contract amount	Fair value	Deferred hedge gain/(loss)	Contract amount	Fair value	Deferred hedge gain/(loss)	Contract amount	Fair value	Deferred hedge gain/(loss)
Deferred hedge accounting in accordance with bulletin No. 26	361,600	(23,921)	(21,861)	895,700	6,036	(42,779)	751,500	(16,194)	(59,495)
			1,382			47,143			42,405
Other deferred hedge accounting	107,867	(50)	(242)	50,000	3,128	3,128	52,120	1,771	1,771

Total	469,467	(23,972)	(20,721)	945,700	9,164	7,492	803,620	(14,422)	(15,317)

6.	Deferred hedge gains on the balance sheets include the following interest rate swap transactions to which hedge accounting is not applied. The figures shown in deferred hedge gain/(loss) are the amount before deduction of tax credit.

(Yen in millions)

	As of September 30, 2006 Deferred hedge gain/(loss)	As of September 30, 2005 Deferred hedge gain/(loss)	As of March 31, 2006 Deferred hedge gain/(loss)
Balance of deferred hedge gains in accordance with bulletin No. 16 relating to interest rate swaps which are not covered by bulletin No. 26	70,613	48,472	40,961
Other deferred hedge accounting	(34,565)	1,268	(922)

Total	36,048	49,740	40,039

Bulletin No. 26: Accounting and Auditing Treatments related to Adoption of Accounting for Financial Instruments in the Insurance Industry (Japanese Institute of Certified Public Accountants, September 3, 2002)

Bulletin No. 16: Tentative Accounting and Auditing Treatments related to Adoption of Accounting for Financial Instruments in the Insurance Industry (Japanese Institute of Certified Public Accountants, March 31, 2000)

(3) Equity-related instruments

	(Yen in millions)

	As of September 30, 2006			As of September 30, 2005			As of March 31, 2006
	Contract amount	Fair value	Unrealized gain/(loss)	Contract amount	Fair value	Unrealized gain/(loss)	Contract amount	Fair value	Unrealized gain/(loss)
Market transactions:
Equity index futures
Short	31,706	5	5	45,943	(2,186)	(2,186)	33,711	(1,653)	(1,653)
Long	41,558	635	635	37,131	1,544	1,544	6,418	12	12
Equity index options
Short
Call	18,650			24,582			—
	200	174	26	289	1,311	(1,022)	—	—	—
Put	6,046			25,044			—
	54	31	23	268	67	201	—	—	—
Long
Call	19,616			1,830			—
	291	315	24	24	76	51	—	—	—
Put	32,900			26,689			—
	477	106	(370)	488	54	(433)	—	—	—

Over-the-counter transactions:
Equity index options
Short
Call	11,287			24,939			12,119
	208	(1,705)	1,914	474	(906)	1,381	222	(1,912)	2,135
Put	—			539			—
	—	—	—	33	—	33	—	—	—
Long
Call	10,951			24,959			12,119
	183	(1,534)	(1,717)	423	(824)	(1,247)	196	(1,813)	(2,010)
Put	36,814			617			30,206
	7,918	5,629	(2,288)	65	—	(65)	7,077	5,985	(1,091)
Equity options
Short
Put	1,409			349			2,815
	92	80	11	12	22	(10)	82	41	40
Long
Call	300			—			—
	32	92	60	—	—	—	—	—	—
Put	1,109			349			2,815
	24	80	56	5	22	17	48	41	(6)

Total	212,352	3,913	(1,620)	212,975	(816)	(1,737)	100,207	701	(2,573)

Notes:

1.        The fair value of the equity index futures and equity index options (market transaction) as of the end of period is based on the closing price of the primary stock exchanges.

2.        The fair value of equity index options other than market transactions and option contracts on individual equities is based on quotation from futures market, brokers and financial institutions, or on an option pricing model.

3.        For option contracts, the option premiums are shown below the respective contract amount at the time of the contract.

4.        Synthetic option is classified into either short or long transactions depending on the payment or receipt of the option premium at the time of the contract.

(4) Bond-related instruments

			(Yen in millions)

	As of September 30, 2006			As of September 30, 2005			As of March 31, 2006
	Contract amount	Fair value	Unrealized gain/(loss)	Contract amount	Fair value	Unrealized gain/(loss)	Contract amount	Fair value	Unrealized gain/(loss)
Market transactions:
Bond futures
Short	26,420	(192)	(192)	64,564	515	515	32,557	324	324
Long	41,789	223	223	51,397	(353)	(353)	33,539	(275)	(275)
Bond futures option
Short
Call	2,570			16,880			29,714
	7	3	3	32	35	(3)	11	11	(0)
Put	—			30,737			3,298
	—	—	—	45	78	(32)	1	1	—
Long
Call	—			27,172			3,370
	—	—	—	90	113	22	9	4	(5)
Put	6,593			6,083			5,873
	12	6	(6)	7	10	3	8	8	0

Over-the-counter transactions:
Bond option
Short
Call	52,553			57,605			22,445
	109	19	89	126	77	48	12	23	(11)
Put	34,069			23,012			61,400
	483	64	419	199	270	(71)	138	226	(87)
Long
Call	10,354			80,408			—
	31	16	(15)	205	1,276	1,071	—	—	—
Put	34,099			23,012			31,752
	491	102	(388)	173	275	102	100	182	81

Total	208,451	243	134	380,873	2,299	1,302	223,952	507	26

Notes: 1.	The fair value of the bond futures and the bond options as of the end of period is based on the closing price of the primary stock exchanges.

2.	The fair value of over-the-counter bond options is based on quotes from the counter party financial institutions and value calculated using an internal evaluation model.

3.	For option contracts, the option premiums are shown below the respective contract amount at the time of the contract.

(5) Weather-related instruments

	(Yen in millions)

	As of September 30, 2006			As of September 30, 2005			As of March 31, 2006
	Contract amount	Fair value	Unrealized gain/(loss)	Contract amount	Fair value	Unrealized gain/(loss)	Contract amount	Fair value	Unrealized gain/(loss)
Over-the-counter transactions:
Weather derivatives
Short	2,427			2,464			2,216
	108	740	(631)	170	19	151	93	(87)	181

Total	2,427	740	(631)	2,464	19	151	2,216	(87)	181

Notes: 1.	The fair value of weather derivatives is based on the elements of an individual contract relating to the transactions including weather conditions and contract term.

2.	The option premiums are shown below the respective contract amount at the time of the contract.

(6) Credit-related instruments

(Yen in millions)

	As of September 30, 2006			As of September 30, 2005			As of March 31, 2006
	Contract amount	Fair value	Unrealized gain/(loss)	Contract amount	Fair value	Unrealized gain/(loss)	Contract amount	Fair value	Unrealized gain/(loss)
Over-the-counter transactions:
Credit derivatives
Short	1,075,982	1,369	1,369	1,679,392	3,784	3,784	1,034,201	1,130	1,130
Long	106,672	(1,147)	(1,147)	371,454	(3,929)	(3,929)	309,174	(1,760)	(1,760)

Total	1,182,654	222	222	2,050,846	(144)	(144)	1,343,376	(630)	(630)

Notes: The fair value of the credit derivative transactions is calculated using internal evaluation model.

(7) Commodity-related instruments

(Yen in millions)

	As of September 30, 2006			As of September 30, 2005			As of March 31, 2006
	Contract amount	Fair value	Unrealized gain/(loss)	Contract amount	Fair value	Unrealized gain/(loss)	Contract amount	Fair value	Unrealized gain/(loss)
Over-the-counter transactions:
Commoditiy options
Short	—			—			3
Cap	—	—	—	—	—	—	2	0	1
Long	—			—			3
Cap	—	—	—	—	—	—	1	0	(0)
Commodity swaps
Pay Commodity indexes/Rec. fixed price	31,002	(36,879)	(36,879)	33,370	(26,679)	(26,679)	33,626	(29,771)	(29,771)
Pay fixed price/Rec. Commodity indexes	28,609	36,941	36,941	31,129	28,215	28,215	31,100	30,654	30,564
Pay variable indexes/Rec. Commodity indexes	18,814	123	123	15,621	422	422	16,920	219	219

Total	78,426	184	184	80,121	1,958	1,958	81,655	1,013	1,012

Notes:

1.	The fair value of the commodity option transactions is calculated based on an option pricing model.

2.	The fair value of the commodity swap transactions is calculated using internal evaluation model.

3.	For commodity option transactions, the option premiums are shown below the respective contract amount at the time of the contract.

(8) Others

(Yen in millions)

	As of September 30, 2006			As of September 30, 2005			As of March 31, 2006
	Contract amount	Fair value	Unrealized gain/(loss)	Contract amount	Fair value	Unrealized gain/(loss)	Contract amount	Fair value	Unrealized gain/(loss)
Over-the-counter transactions:
Embedded derivatives of inflation indexed bonds
Pay fix/Rec. variable consumer price index	—			5,500			—
	—	—	—	299	313	13	—	—	—

Total	—	—	—	5,500	313	13	—	—	—

Notes:	1.	The fair value of the embedded derivatives of inflation indexed bonds is calculated using internal evaluation model.

	2.	The acquisition cost of the embedded derivatives of the inflation indexed bonds are shown below the respective contract amount.

Stock Options and Business Combinations

Information on this item will be disclosed through EDINET.

Interim Financial Statements of Tokio Marine & Nichido and its Consolidated Subsidiaries

Consolidated Interim Balance Sheets

	(Yen in millions except percentages)

	As of September 30, 2006		As of September 30, 2005		As of March 31, 2006
	Amount	Ratio	Amount	Ratio	Amount	Ratio
		%		%		%
Assets
Cash, deposits and savings	290,961	2.66	228,485	2.23	286,180	2.55
Call loans	77,400	0.71	69,600	0.68	72,300	0.64
Receivables under resale agreement	44,967	0.41	—	—	—	—
Receivables under securities borrowing transactions	19,842	0.18	—	—	—	—
Monetary receivables bought	1,114,726	10.18	655,483	6.39	744,533	6.63
Money trust	89,269	0.81	100,360	0.98	100,455	0.89
Securities	7,751,531	70.77	7,605,725	74.15	8,423,573	75.02
Loans	533,132	4.87	561,846	5.48	570,164	5.08
Property and equipment	—	—	302,223	2.95	296,233	2.64
Tangible fixed assets	287,917	2.63	—	—	—	—
Intangible fixed assets	884	0.01	—	—	—	—
Other assets	670,230	6.12	684,708	6.68	678,386	6.04
Deferred tax assets	1,964	0.02	1,004	0.01	626	0.01
Customers’ liabilities under acceptances and guarantees	86,039	0.79	66,333	0.65	73,775	0.66
Reserve for bad debts	(14,962)	(0.14)	(19,169)	(0.19)	(17,354)	(0.15)

Total assets	10,953,905	100.00	10,256,602	100.00	11,228,876	100.00

Liabilities
Underwriting funds	6,014,740	54.91	5,812,612	56.67	5,864,380	52.23
Outstanding claims	899,882		795,239		847,252
Underwriting reserves	5,114,857		5,017,372		5,017,128
Straight Bonds	274,172	2.50	219,905	2.14	247,478	2.20
Other liabilities	919,193	8.39	901,564	8.79	976,742	8.70
Reserve for retirement benefits	150,599	1.37	188,051	1.83	154,737	1.38
Reserve for employees’ bonuses	20,875	0.19	20,358	0.20	16,253	0.14
Reserve under the special law	103,167	0.94	89,665	0.87	97,758	0.87
Reserve for price fluctuation	103,167		89,665		97,758
Deferred tax liabilities	588,423	5.37	408,410	3.98	683,741	6.09
Consolidated adjustment account	—	—	349	0.00	571	0.01
Negative goodwill	555	0.01	—	—	—	—
Acceptances and guarantees	86,039	0.79	66,333	0.65	73,775	0.66

Total liabilities	8,157,767	74.47	7,707,252	75.14	8,115,439	72.27

Minority interests	—	—	1,847	0.02	484	0.00

Stockholders’ equity
Common stock	—	—	101,994	0.99	101,994	0.91
Additional paid-in capital	—	—	123,521	1.20	123,521	1.10
Retained earnings	—	—	656,640	6.40	731,828	6.52
Unrealized gains on securities, net of taxes	—	—	1,680,619	16.39	2,163,933	19.27
Foreign currency translation adjustments	—	—	(15,273)	(0.15)	(8,325)	(0.07)

Total stockholders’ equity	—	—	2,547,502	24.84	3,112,952	27.72

Total liabilities, minority interests and stockholders’ equity	—	—	10,256,602	100.00	11,228,876	100.00

Net assets
Stockholders’ equity
Common stock	101,994	0.93	—	—	—	—
Capital surplus	123,521	1.13	—	—	—	—
Retained earnings	547,396	5.00	—	—	—	—
Total stockholders’ equity	772,912	7.06	—	—	—	—
Valuation and translation adjustments
Unrealized gains on securities, net of taxes	2,020,152	18.44	—	—	—	—
Deferred hedge gains and losses	11,608	0.11	—	—	—	—
Foreign currency translation adjustments	(9,065)	(0.08)	—	—	—	—
Total valuation and translation adjustments	2,022,696	18.47	—	—	—	—
Minority interests	528	0.00	—	—	—	—

Total net assets	2,796,137	25.53	—	—	—	—

Total liabilities and net assets	10,953,905	100.00	—	—	—	—

Consolidated Interim Statements of Income

	(Yen in millions except percentages)

	For the six months ended				For the year ended
	September 30, 2006		September 30, 2005		March 31, 2006
	Amount	Ratio	Amount	Ratio	Amount	Ratio
		%		%		%
Ordinary income and expenses
Ordinary income	1,256,108	100.00	1,221,273	100.00	2,445,785	100.00
Underwriting income	1,162,382	92.54	1,123,853	92.02	2,244,412	91.77
Net premiums written	1,011,085		971,746		1,949,576
Deposit premiums from policyholders	116,891		118,101		225,090
Investment income on deposit premiums from policyholders	34,081		33,270		67,781
Life insurance premiums	208		241		513
Investment income	81,004	6.45	90,324	7.40	182,975	7.48
Interest and dividends received	86,669		71,141		143,991
Profit on investment in money trusts	138		5,029		10,221
Profit on trading securities	—		113		319
Profit on sales of securities	14,983		41,223		81,814
Profit on redemption of securities	2,069		955		3,655
Profit on derivative transactions	7,854		3,372		4,331
Transfer of investment income on deposit premiums	(34,081)		(33,270)		(67,781)
Other ordinary income	12,721	1.01	7,095	0.58	18,396	0.75
Depreciation of consolidated adjustment account	—		9		22
Amortization of negative goodwill	15		—		—
Investment income under the equity method	1,242		509		1,790
Ordinary expenses	1,200,063	95.54	1,133,564	92.82	2,276,622	93.08
Underwriting expenses	1,023,033	81.44	963,940	78.93	1,945,525	79.55
Net claims paid	547,561		533,343		1,100,106
Loss adjustment expenses	37,313		36,370		71,108
Agency commissions and brokerage	161,441		154,862		313,818
Maturity refunds to policyholders	125,365		158,440		330,528
Dividends to policyholders	9		11		22
Life insurance claims	158		162		381
Provision for outstanding claims	53,098		7,394		56,993
Provision for underwriting reserves	97,681		72,918		71,987
Investment expenses	9,952	0.79	5,926	0.49	10,271	0.42
Loss on investment in money trusts	1,468		434		1,353
Loss on trading securities	8		—		—
Loss on sales of securities	3,316		831		4,317
Loss on revaluation of securities	4,416		3,888		3,577
Loss on redemption of securities	480		389		654
Underwriting and general administrative expenses	160,884	12.81	159,303	13.04	311,709	12.74
Other ordinary expenses	6,194	0.49	4,393	0.36	9,115	0.37
Interest paid	1,979		1,271		3,182
Loss on bad debts	—		1,073		1,028
Investment loss under the equity method	0		3		48
Ordinary profit	56,044	4.46	87,709	7.18	169,163	6.92

Extraordinary gains and losses
Extraordinary gains	1,536	0.12	4,942	0.40	45,212	1.85
Gain on sales of properties	—		4,508		7,036
Gain on sales of fixed assets	547		—		—
Gain on the transfer of benefit obligations relating to the employees’ pension fund	—		—		37,270
Gain on change in the shareholding of subsidiaries	—		—		471
Gain on sales of securities of subsidiaries and affiliates	—		433		433
Other extraordinary gains	988		—		—
Extraordinary losses	18,561	1.48	20,194	1.65	35,437	1.45
Loss on sales of properties	—		724		1,766
Loss on sales of fixed assets	1,591		—		—
Loss on impairment of fixed assets	2,384		9,269		10,401
Provision for reserve under the special law	5,409		7,890		15,982
Provision for reserve for price fluctuation	5,409		7,890		15,982
Other extraordinary losses	9,175		2,309		7,286

Income or loss before income taxes	39,020	3.11	72,457	5.93	178,937	7.32
Income taxes - current	37,968	3.02	39,749	3.25	66,079	2.70
Income taxes - deferred	(26,471)	(2.11)	(15,471)	(1.27)	(11,100)	(0.45)
Minority interests	17	0.00	168	0.01	555	0.02

Net income or loss	27,506	2.19	48,012	3.93	123,402	5.05

Consolidated Interim Statements of Retained Earnings

(Yen in millions)

	For the six months ended September 30, 2005	For the year ended March 31, 2006
Additional paid-in capital
Beginning balance as of	123,521	123,521

Ending balance as of	123,521	123,521

Retained earnings
Unappropriated retained earnings at beginning of	744,617	744,617

Increase in unappropriated retained earnings	48,731	124,122
Net income	48,012	123,402
Increase in connection with newly consolidated subsidiaries	719	719

Decrease in unappropriated retained earnings	136,708	136,911
Dividends	136,403	136,403
Other decreases	304	507

Unappropriated retained earnings at end of	656,640	731,828

Note: “Other decreases” include valuation differences in assets in accordance with accounting standards of foreign countries where consolidated subsidiaries or affiliates accounted for by the equity method are located.

Consolidated Interim Statement of Changes in Stockholders’ Equity

(Yen in millions)

Six months ended September 30, 2006	Stockholders’ equity				Valuation and translation adjustments			Minority interests	Total net assets
	Common stock	Capital surplus	Retained earnings	Total stockholders’ equity	Unrealized gains on securities, net of tax	Deferred hedge gains and losses	Foreign currency translation adjustment
Beginning balance as of March 31, 2006	101,994	123,521	731,828	957,344	2,163,933	—	(8,325)	484	3,113,436

Changes during the six months
Distribution of surplus (Note 1)			(192,006)	(192,006)					(192,006)
Net income			27,506	27,506					27,506
Decrease due to corporate separation under the old Commercial Code			(19,573)	(19,573)					(19,573)
Decrease in connection with exclusion from the consolidation			(710)	(710)					(710)
Other increase (Note 2)			353	353					353
Net changes in items other than stockholders’ equity					(143,780)	11,608	(739)	44	(132,867)

Total changes during the six months	—	—	(184,431)	(184,431)	(143,780)	11,608	(739)	44	(317,298)

Ending balance as of September 30, 2006	101,994	123,521	547,396	772,912	2,020,152	11,608	(9,065)	528	2,796,137

Notes:

1.	Appropriation of profit approved at the ordinary general meeting in June 2006 was 98,002 million yen and the distribution approved at the meeting of the board of directors in September 2006 was 94,004 million yen.

2.	“Other increase” include valuation differences in assets in accordance with accounting standards of foreign countries where consolidated subsidiaries or affiliates accounted for by the equity method are located.

Consolidated Interim Statements of Cash Flows

(Yen in millions)

	For the six months ended		For the year ended March 31, 2006
	September 30, 2006	September 30, 2005
I. Cash flows from operating activities:
Income or loss before income taxes	39,020	72,457	178,937
Depreciation	8,035	8,523	17,437
Loss on impairment of fixed assets	2,384	9,269	10,401
Amortization of goodwill	—	(9)	(22)
Amortization of negative goodwill	(15)	—	—
Increase (decrease) in outstanding claims	53,147	7,466	57,111
Increase (decrease) in underwriting reserves	97,681	72,917	71,986
Increase (decrease) in reserve for bad debts	(2,393)	171	(1,674)
Increase (decrease) in reserve for retirement benefits	(4,137)	96	4,052
Increase (decrease) in reserve for employees’ bonuses	4,618	3,102	(1,008)
Increase (decrease) in reserve for price fluctuation	5,409	7,890	15,982
Interest and dividend income	(86,669)	(71,141)	(143,991)
Net loss (profit) on securities	(8,836)	(37,765)	(79,835)
Interest expenses	1,979	1,271	3,182
Loss (profit) on foreign exchange	(688)	954	1,690
Loss (profit) related to properties	—	(3,784)	(4,713)
Loss (profit) related to tangible fixed assets	1,043	—	—
Gain on the transfer of benefit obligations relating to the employees’ pension fund	—	—	(37,270)
Investment loss (income) under the equity method	(1,242)	(509)	(1,790)
Decrease (increase) in other assets (other than investing and financing activities)	24,111	107,273	91,590
Increase (decrease) in other liabilities (other than investing and financing activities)	(11,043)	(38,415)	(21,359)
Others	1,867	(3,458)	(8,344)
Sub-total	124,270	136,308	152,364
Interest and dividends received	79,150	71,476	142,673
Interest paid	(907)	(1,030)	(2,984)
Income taxes paid	(37,313)	(23,324)	(44,743)
Net cash provided by operating activities	165,200	183,429	247,310

II. Cash flows from investing activities:
Net increase in deposit and savings	(27,174)	(16,436)	(9,694)
Purchases of monetary receivables bought	(88,293)	(106,629)	(281,013)
Proceeds from sales and redemption of monetary receivables bought	212,873	98,799	115,276
Increase in money trust	(5,577)	(53,398)	(68,557)
Decrease in money trust	15,432	32,614	51,952
Purchases of securities	(888,507)	(908,251)	(1,673,904)
Proceeds from sales and redemption of securities	1,041,246	640,118	1,265,714
Loans made	(138,085)	(109,646)	(236,848)
Proceeds from collection of loans receivable	175,627	121,489	239,309
Increase in cash received under securities lending transactions	(83,535)	(38,198)	133,667
Other	(51)	(56)	(81)
II (a) Subtotal	213,952	(339,593)	(464,179)
Subtotal (I+II(a))	379,152	(156,164)	(216,869)
Purchases of property and equipment	—	(5,012)	(9,868)
Purchases of tangible fixed assets	(4,583)	—	—
Proceeds from sales of property and equipment	—	7,120	10,491
Proceeds from sales of tangible fixed assets	2,944	—	—
Net cash provided by (used in) investing activities	212,313	(337,485)	(463,556)

III. Cash flows from financing activities:
Proceeds from borrowing	4,000	29,000	33,500
Payments of borrowing	(2,005)	(2,553)	(4,558)
Proceeds from issuance of bond	34,758	41,811	93,123
Redemption of bond	(10,142)	(49,408)	(73,528)
Dividends paid	(192,006)	(27,624)	(136,428)
Dividends paid to minority shareholders	—	(9)	(57)
Repurchase and cancellation of treasury stock of a subsidiary	—	—	(1,505)
Other	(2,105)	(1,052)	(2,187)
Net cash provided by (used in) financing activities	(167,502)	(9,837)	(91,642)

IV. Effect of exchange rate changes on cash and cash equivalents	(573)	1,643	(6,795)

V. Net increase (decrease) in cash and cash equivalents	209,438	(162,250)	(314,685)

VI. Cash and cash equivalents at beginning of	1,046,888	1,337,652	1,337,652

VII. Net increase in cash and cash equivalents due to newly consolidated subsidiaries	—	23,920	23,920

VIII. Cash and cash equivalents at end of	1,256,326	1,199,323	1,046,888

Item 2

(English translation)

November 22, 2006

Summary of Non-Consolidated Business Results of Millea Holdings, Inc. under Japanese GAAP for the Six Months Ended September 30, 2006

Company Name: Millea Holdings, Inc.

Securities Code Number: 8766

Stock Exchange Listings: Tokyo and Osaka

Head Office: Tokyo, Japan

Representative: Kunio Ishihara, President

Contact:	Kazuyuki Nakano, Corporate Planning Dept. Phone 03-5223-3213 Noriaki Tashimo, Corporate Accounting Dept. Phone: 03-6212-3344

Date of the Board of Directors’ Meeting: November 22, 2006

Date of Commencement of Interim Dividend Payment: December 11, 2006

Unit share system: Adopted (1 unit = 100 shares)

1. Non-Consolidated Business Results for the six months ended September 30, 2006

(From April 1, 2006 to September 30, 2006)

(1) Non-consolidated results of operations

(Yen in millions except per share amounts and percentages)

	For the six months ended September 30, 2006	For the six months ended September 30, 2005	For the year ended March 31, 2006
Operating income	193,842	137,753	143,103
Ratio	40.7%	50.5%	26.1%
Operating profit	192,224	136,409	140,276
Ratio	40.9%	51.0%	26.1%
Ordinary profit	192,299	136,583	140,489
Ratio	40.8%	51.2%	26.3%
Net income	192,176	136,332	138,457
Ratio	41.0%	51.6%	25.2%
Net income per share of common stock (yen)	231.64	79,773.06	81,541.71

All amounts are truncated and all ratios are rounded.

Notes:

a.	Average number of shares outstanding

For the six months ended September 30, 2006: 829,643,209 shares

For the six months ended September 30, 2005: 1,709,002 shares

For the year ended March 31, 2006: 1,697,997 shares

b.	Change in accounting method: None

c.	Percentage figures show increase or decrease in operating income, operating profit, ordinary profit and net income from the previous period.

d.	Effective September 30, 2006, we conducted a stock split of our shares of common stock whereby one share was split into 500 shares.

e.	Assuming that the stock split had been conducted at the beginning of the fiscal year ended March 31, 2006, net income per share would have been 159.55 yen for the six months ended September 30, 2005 and 163.08 yen for the year ended March 31, 2006.

(2) Non-consolidated financial conditions

(Yen in millions except per share amounts and percentages)

	For the six months ended September 30, 2006	For the six months ended September 30, 2005	For the year ended March 31, 2006
Total assets	2,520,909	2,402,459	2,366,696
Stockholders’ equity	2,520,034	2,401,828	2,365,401
Ratio of stockholders’ equity to total assets	100.0%	100.0%	99.9%
Stockholders’ equity per share (yen)	3,015.97	1,413,625.72	1,407,585.46

Notes:

a. Number of issued shares

As of September 30, 2006: 835,524,524 shares

As of September 30, 2005: 1,699,055 shares

As of March 31, 2006: 1,680,467 shares

b. Number of treasury stock

As of September 30, 2006: 7,999,851 shares

As of September 30, 2005: 27,993 shares

As of March 31, 2006: 6,581 shares

c. Assuming that the stock split had been conducted at the beginning of the fiscal year ended March 31, 2006, stockholders’ equity per share would have been 2,827.25 yen for the six months ended September 30, 2005 and 2,815.17 yen for the year ended March 31, 2006.

2. Non-consolidated business forecast for the year ending March 31, 2007

(From April 1, 2006 to March 31, 2007)

(Yen in millions)

Operating income	293,500
Ordinary profit	290,000
Net income	288,500

Notes:

Expected net income per share (yen): 345.29

*	The above forecast was prepared based on data available as of the announcement date. As various uncertainties exist in forecasts, actual results may materially differ from the forecasted figures.

3. Dividends

Amount of cash dividends per share (yen)

	Six months	Fiscal year end	Total
Fiscal year ended March 31, 2006	—	15,000	15,000
Fiscal year ending March 31, 2007 (actual)	15	—
Fiscal year ending March 31, 2007 (forecast)	—	15	30

*	Assuming that the stock split had been conducted at the beginning of the fiscal year ended March 31, 2006, the amount of annual cash dividends per share for the fiscal year ended March 31, 2006 would have been 30 yen.

Non-Consolidated Interim Balance Sheets

(Yen in millions except percentages)

	As of September 30, 2006			As of September 30, 2005			As of March 31, 2006
	Amount		Ratio %	Amount		Ratio %	Amount		Ratio %
Current assets:
Cash, deposits and savings	34,576			11,781			43,230
Receivables	38,549			114,324			29,822
Others	397			185			537

Total current assets		73,523	2.92		126,291	5.26		73,590	3.11

Non-current assets:
Tangible fixed assets	160			188			172
Intangible fixed assets	0			0			0
Investments and other assets:
Investments in subsidiaries (stock)	2,446,987			2,275,907			2,292,769
Others	237			70			162

Total non-current assets		2,447,386	97.08		2,276,167	94.74		2,293,105	96.89

Total assets		2,520,909	100.00		2,402,459	100.00		2,366,696	100.00

Liabilities and stockholders’ equity
Liabilities:
Current liabilities
Reserve for bonus	197			133			123
Others	568			379			1,053

Total current liabilities		765	0.03		513	0.02		1,177	0.05

Non-current liabilities:
Long-term accrued amount payable	70			117			117
Accrued retirement benefits	38			—			—

Total non-current liabilities		109	0.00		117	0.00		117	0.00

Total liabilities		874	0.03		630	0.03		1,294	0.05

Stockholders’ equity:
Common stock		—	—		150,000	6.24		150,000	6.34
Capital surplus
Additional paid - in capital	—			1,511,485			1,511,485
Others	—			320,164			250,047

Total capital surplus		—	—		1,831,649	76.24		1,761,533	74.43

Retained earnings:
Voluntary reserve	—			304,994			304,994
Unappropriated retained earnings	—			158,288			160,413

Total retained earnings		—	—		463,282	19.28		465,408	19.66

Treasury stock		—	—		(43,104)	(1.79)		(11,539)	(0.49)

Total stockholders’ equity		—	—		2,401,828	99.97		2,365,401	99.95

Total liabilities and stockholders’ equity		—	—		2,402,459	100.00		2,366,696	100.00
Net assets:
Stockholders’ equity:
Common stock		150,000	5.95		—	—		—	—
Capital surplus
Additional paid-in capital	1,511,485			—			—
Others	252,917			—			—

Total capital surplus		1,764,403	69.99		—	—		—	—

Retained earnings
Other retained earnings:
General reserve	420,275			—			—
Retained earnings carried forward	218,383			—			—

Total retained earnings		638,658	25.33		—	—		—	—

Treasury stock		(33,146)	(1.31)		—	—		—	—

Total stockholders’ equity		2,519,915	99.96		—	—		—	—

Stock acquisition rights		118	0.00		—	—		—	—

Total net assets		2,520,034	99.97		—	—		—	—

Total liabilities and net assets		2,520,909	100.00		—	—		—	—

Non-Consolidated Interim Statements of Income

(Yen in millions except percentages)

	For the six months ended September 30, 2006			For the six months ended September 30, 2005			For the year ended March 31, 2006
	Amount		Ratio %	Amount		Ratio %	Amount		Ratio %
Operating income:
Dividends received from subsidiaries	192,421			136,403			140,473
Fees received from subsidiaries	1,420			1,350			2,630

Total Operating income		193,842	100.00		137,753	100.00		143,103	100.00

Operating expenses:
General and administrative expenses		1,618	0.83		1,344	0.98		2,827	1.98

Operating profit		192,224	99.17		136,409	99.02		140,276	98.02

Non-operating income		98	0.05		197	0.14		263	0.18
Non-operating expenses		23	0.01		23	0.02		49	0.03

Ordinary profit		192,299	99.20		136,583	99.15		140,489	98.17

Extraordinary losses		0	0.00		325	0.24		325	0.23

Income before income taxes		192,299	99.20		136,258	98.91		140,164	97.95
Income taxes - current	—			—			2,102
Refunded corporate income tax	25			44			—
Income taxes - deferred	148			(29)			(395)

Total income taxes		122	0.06		(74)	(0.05)		1,706	1.19

Net income		192,176	99.14		136,332	98.97		138,457	96.75

Unappropriated retained earnings at the beginning of the period		—			21,956			21,956

Unappropriated retained earnings at the end of the period		—			158,288			160,413

Non-Consolidated Interim Statement of Changes in Stockholders’ Equity

For the six months ended September 30, 2006

(Yen in millions)

	Stockholders’ equity
	Common stock	Capital surplus		Retained earnings
		Additional paid-in capital	Others	Other retained earnings
				General reserve	Retained earnings carried forward
Beginning balance as of March 31, 2006	150,000	1,511,485	250,047	304,994	160,413
Changes during the six months
Succession due to corporate separation (Note 1)				6,281
General reserve (Note 2)				109,000	(109,000)
Distribution of surplus (Note 2)					(25,207)
Net income					192,176
Repurchase of the Company’s own shares
Disposition of the Company’s own shares			(124)
Share exchange (Note 3)			2,994
Net changes in items other than stockholders’ equity

Total changes during the six months	—	—	2,869	115,281	57,969

Ending balance as of September 30, 2006	150,000	1,511,485	252,917	420,275	218,383

(Yen in millions)

	Stockholders’ equity		Stock acquisition rights	Total net assets
	Treasury stock	Total stockholders’ equity
Beginning balance as of March 31, 2006	(11,539)	2,365,401	—	2,365,401

Changes during the six months
Succession due to corporate separation (Note 1)		6,281		6,281
General reserve (Note 2)		—		—
Distribution of surplus (Note 2)		(25,207)		(25,207)
Net income		192,176		192,176
Repurchase of the Company’s own shares	(100,997)	(100,997)		(100,997)
Disposition of the Company’s own shares	194	70		70
Share exchange (Note 3)	79,196	82,190		82,190
Net changes in items other than stockholders’ equity			118	118

Total changes during the six months	(21,606)	154,514	118	154,632

Ending balance as of September 30, 2006	(33,146)	2,519,915	118	2,520,034

Notes	1.	The transaction was entered into in connection with the corporate separation and transfer of business management functions with respect to Nisshin Fire from Tokio Marine & Nichido.

	2.	Appropriation of profits approved at the ordinary general meeting of shareholders held in June 2006.

	3.	The transaction was entered into in connection with the share exchange to make Nissin Fire a wholly-owned subsidiary of the Company.

Basis of non-consolidated interim financial statements

1. Valuation of securities

Investments in subsidiaries and affiliates are stated at cost determined by the moving-average method.

2. Depreciation for fixed assets

Depreciation of tangible fixed assets other than buildings (excluding auxiliary facilities attached to the building) is computed using the declining-balance method principally over the following useful lives.

Equipment and furniture	3 to 15 years
Buildings	8 to 18 years

3. Reserve

(1) The amount accrued for reserve for employees’ bonuses is based on an estimated payment amount.

(2) The amount of accrued retirement benefits is based on the amount accrued as of September 30, 2006.

4. Lease transactions

Finance lease transactions, other than those which are deemed to transfer the ownership of the leased property to lessees, are accounted for by a method similar to that which is applicable to ordinary lease transactions.

5. Consumption taxes

Consumption taxes and local consumption taxes are accounted for by the tax-segregated method.

Changes in the basis of non-consolidated interim financial statements

Presentation of net assets on the balance sheet

The Company has adopted “Accounting Standard for Presentation of Net Assets in the Balance Sheet” (Accounting Standards Board of Japan, hereinafter “ASBJ”, Statement No. 5, December 9, 2005) and “Guidance on Accounting Standard for Presentation of Net Assets in the Balance Sheet” (ASBJ Guidance No. 8, December 9, 2005) for the six months ended September 30, 2006.

Stockholders’ equity prepared in accordance with the former accounting standard is 2,519,915 million yen.

The presentation of net assets on the balance sheet as of September 30, 2006 is prepared in accordance with the revised accounting rule for interim financial statements.

Accounting standard for business combinations

The Company has adopted “Accounting Standard for Business Combinations” (Business Accounting Council, October 31, 2003), “Accounting Standard for Business Divestitures” (ASBJ Statement No. 7, December 27, 2005) and “Guidance on Accounting Standard for Business Combinations and Accounting Standard for Business Divestitures” (ASBJ Guidance No. 10, December 27, 2005) for the six months ended September 30, 2006.

Accounting standard for share-based payment

The Company has adopted “Accounting Standard for Share-based Payment” (ASBJ Statement No. 8, December 27, 2005) and “Guidance on Accounting Standard for Share-based Payment” (ASBJ Guidance No. 11, May 31, 2006) for the six months ended September 30, 2006. As a result, operating profit, ordinary profit and income before income taxes for the six months ended September 30, 2006 decreased by 10 million yen, respectively.

Notes to non-consolidated balance sheet

1. Accumulated depreciation of tangible fixed assets totaled 105 million yen.

Notes to non-consolidated statement of income

1. Depreciation expenses

Tangible Fixed Assets:	13 million yen

Notes to statement of changes in stockholders’ equity

1. Class and number of treasury stock

For the six months ended September 30, 2006

(Unit: thousand shares)

	Number of shares as of March 31, 2006	Increase during the six months ended September 30, 2006	Decrease during the six months ended September 30, 2006	Number of shares as of September 30, 2006
Treasury stock
Common stock	6	27,107	19,114	7,999
Total	6	27,107	19,114	7,999

Note	1.	The increase of 27,107 thousand shares is attributable to a stock split, increasing treasury shares by 27,059 thousand, and an acquisition of 47 thousand shares to implement financial policies and a share exchange.

	2.	The decrease of 19,114 thousand shares is mainly attributable to a share exchange.

Lease transactions

Information on this item will be disclosed through EDINET.

Securities

Investments in subsidiaries and affiliates are non-marketable securities.

Business combination

Information on this item will be disclosed through EDINET.